QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on August 10, 2004

Registration No. 333-117681

SECURITIES AND EXCHANGE COMMISSION
Washington D.C., 20549

Pre-effective
Amendment No.1 to
Form F-3
 REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Marconi Corporation plc
(Exact name of Registrant as specified in its charter)

United Kingdom (State or other jurisdiction of incorporation or organization)	4813 (primary Standard Industrial Identification Number)	Not Applicable (I.R.S. Employer Identification Number)

New Century Park
P.O. Box 53
Coventry, Warwickshire
CV3 1HJ
United Kingdom
Telephone: 44 (0) 2476 562000
(Address and telephone number of Registrant's Principal Executive offices)

Patricia Hoffman
Marconi Inc.
333 Pierce Road
Suite 378
Itasca, Illinois
60143
U.S.A.
Telephone: (630) 285-5303

Copies to:
Adam Kupitz, esq.
Allen & Overy LLP
One New Change
London EC4M 9QQ
United Kingdom

        Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:    ☐

CALCULATION OF REGISTRATION FEE CHART

Title of Each Class of Securities to be Registered(1)	Amount to be Registered(2)(3)	Proposed Maximum Offering Price Per Unit(3)(4)	Proposed Maximum Offering Price(3)(4)	Amount of Registration Fee(5)

Ordinary Shares	9,928,683	$13.67	$135,725,097

(1)
American Depositary Receipts issuable on deposit of the ordinary shares registered hereby have been registered pursuant to a separate registration statement on Form F-6 (File No. 333-104722).

(2)
The amount of ordinary shares to be registered comprises shares issuable upon exercise of warrants expiring 2007 issued by Marconi Corporation plc in May 2003 pursuant to exemptions from the registration requirements of the Securities Act. Each warrant is exercisable for one fifth of an ordinary share.

(3)
Subject to adjustment pursuant to anti-dilution provisions that affect the exercise ratio and exercise price for the warrants.

(4)
Based on a rate of U.S.$1.8231 per £1.00, the noon buying rate for cable transfer of British Pounds Sterling, as reported by the Federal Reserve Bank of New York on August 5, 2004.

(5)
Previously paid.

        This registration statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933.

PROSPECTUS

MARCONI CORPORATION plc
Up to 9.9 million ordinary shares
issuable upon exercise of the warrants described below

        We may use this prospectus to issue up to 9.9 million ordinary shares of Marconi Corporation plc from time to time upon the exercise of warrants expiring 2007 that were issued in connection with our Financial Restructuring.

        Holders of our warrants may exercise those warrants, in accordance with the terms and conditions attaching to them, on a continuous basis, subject to limited blackout periods described in this prospectus. Each warrant is exercisable for one-fifth of an ordinary share at a price of 150 pence, subject to adjustment under the terms of the warrants.

        Our ordinary shares trade on the London Stock Exchange under the symbol "MONI". On August 5, 2004 the closing price of our ordinary shares on the London Stock Exchange was 615.50 pence.

        Our shares, as they become issued upon exercise of the warrants, may be deposited with The Bank of New York, as depositary, and exchanged for ADRs evidencing ADSs, with each ADR or ADS representing 2 of our ordinary shares. Our ADRs currently trade on the Nasdaq National Market in the United States under the symbol "MRCIY". On August 5, 2004 the closing price of our ADRs on the Nasdaq National Market was $21.94.

        Our principal executive offices are located at New Century Park, P.O. Box 53, Coventry, Warwickshire CV3 1HJ, United Kingdom. The telephone number of our principal executive offices is +44 02476 562000.

        Investing in our ordinary shares involves risks. Before making a decision with respect to an investment in our shares consider carefully the "Risk Factors" discussion beginning on page 3 as well as the risk factors included in the documents incorporated by reference in this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 10, 2004.

CONTENTS

Contents	2
Risk factors	3
Presentation of Financial and other information	14
Cautionary Note Regarding Forward-looking statements	14
Where you can find more information about us	16
Incorporation of Certain Documents by reference	16
The Company	18
Use of proceeds	18
Dividend Policy	18
Capitalization	19
Description of Share Capital	20
Description of warrants	28
Plan of Distribution	39
Market Information	40
Taxation	41
Validity of securities	50
Experts	50
Service of Process and Enforcement of civil liabilities	50
Signatures	II-4
Exhibit index	II-6

        You should rely only upon the information contained or incorporated by reference in this document. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell the shares in any jurisdiction where the offer or sale is not permitted.

        The distribution of this prospectus and the offering or sale of the shares in some jurisdictions is restricted by law. If you receive a copy of this prospectus, you will need to inform yourself about and observe such restrictions. This prospectus may not be used for any offer to, or solicitation by, anyone in any jurisdiction or under any circumstances in which such offer or solicitation is not authorized or is unlawful.

RISK FACTORS

        You should carefully consider all of the information contained or incorporated by reference in this prospectus and, in particular, the following risk factors. The risks and uncertainties described in the risk factors below are not the only ones we face. Additional risks and uncertainties that we are not aware of or that we currently believe are immaterial may also adversely affect our business, financial conditions and results of operation. Other risks and uncertainties may also be described in the documents incorporated by reference in this prospectus.

        The telecommunications industry has experienced a severe downturn, many of our customers have reduced capital expenditure and, as a result, demand for our products and services has declined and may continue to decline.

        The telecommunications industry has experienced a prolonged and severe downturn. Many of our current and potential customers are network operators that have or have had high levels of indebtedness and, in some cases, emerging or weak revenue streams. Adverse economic conditions, network over-capacity due to excess build-out, lack of funding for telecommunications development and overspending on license fees have forced network operators to undertake extensive restructuring and cost-cutting initiatives. In light of market conditions, many of our customers have delayed delivery of orders previously placed and have implemented drastic reductions in capital expenditure in 2002 and 2003 as compared to 2001, and may further reduce capital expenditure. As a result, demand for our products and network rollout services has declined.

        Our near-term financial objectives do not depend on assumptions or expectations of significant improvement in market conditions for the telecommunications industry or improvement in current levels of sales in our businesses. However, they do assume that there will not be a further material deterioration in current market conditions or a material decline in sales levels. Additionally, achievement of our longer-term financial objectives will depend upon an increase in our sales volumes based on an improvement in demand for our products and services, due to a recovery of the industry or otherwise. Consequently, if demand remains weak for our products and services, resulting from the financial condition of our customers, market and industry conditions or otherwise, it is likely to have a material adverse effect on our business, results of operations and financial condition in the longer term. In particular, this may affect our ability to achieve our profitability and cash flow objectives and, consequently, it may impact on our future funding requirements.

        We cannot assure you that the telecommunications market will improve within any particular timeframe or at all, or that it will not experience subsequent, and possibly more severe and/or prolonged, downturns in the future.

        Rationalization and consolidation in the industry may cause us to experience a loss of customers and increased competition.

        The downturn in the telecommunications industry may cause rationalization and consolidation in the industry. Some network operators may merge and we and one or more of our competitors may each supply products to the companies that merge. This rationalization and/or consolidation could result in our dependence on a smaller number of customers, purchasing decision delays by the merged companies and/or our playing a lesser role, or no longer playing a role, in the supply of communications products to the merged companies.

        A rationalization of industry participants could also increase the supply of used communications products for resale by affected industry participants, resulting in increased competition and pressure on pricing for our products. In addition, telecommunications equipment suppliers may enter into business combinations, or may be acquired by or sell a substantial portion of their assets to other competitors resulting in accelerated product development, increased financial strength, or a broader base of customers, creating even more powerful or aggressive competitors.

        There are increasing sale opportunities in markets and geographical areas where we lack critical mass.

        A number of our competitors have greater scale and presence in markets and geographical areas where growth in demand is more rapid. If we do not implement and execute an adequate regionalization strategy in respect of these markets and geographical areas, a lack of critical mass may make it difficult for us to win new business and compete in these markets and geographical areas.

        We currently do not generate an operating profit and have only recently achieved modest cash inflows and may need to effect further changes in our business in order to achieve our near-term financial objectives.

        We have not made an operating profit in the last three fiscal years. We do not expect trading conditions in the telecommunications market to improve in the near-term and, as discussed above, we cannot be sure that those conditions will improve at all. Accordingly, our ability to achieve sustained profitability and generate sufficient positive cash flow in the future depends significantly on improving gross margins through changes in product mix, achieving operating efficiencies and reducing operating costs as well as there being no further material decline in sales.

        If sales in our Network Equipment and Network Services businesses were to decline again materially for a prolonged period or there is a significant increase in price pressure as a result of commodity pricing, internet auctions and global price books of customers, it is unlikely that we will be able to return to and maintain profitability or generate positive cash flow solely through gross margin improvements and operating cost reductions.

        Because of these risks and uncertainties, as well as the other risks and uncertainties discussed in this document, we cannot be certain that our actual experience will correspond with our assumptions and expectations. Thus, we cannot be certain that we will be able to return to operating profitability or be able to sustain or increase positive operating cashflows from quarter to quarter or from year to year.

        If we fail to become and remain profitable and to generate sufficient positive cash flow, it will affect our ability to pay dividends on the ordinary shares. In addition, we may find that we have limited or no ability to raise additional capital through offerings of debt or equity securities in the capital markets in the near or medium term.

        A relatively small number of customers account for a large proportion of our business. In particular, the loss of British Telecommunications plc as a customer would have a significant adverse effect on our results.

        A relatively small number of customers account for a significant proportion of our revenues. In the fiscal year ended March 31, 2004, sales to our 10 largest customers represented approximately 50% of our total sales.

        Because of this concentration, adverse changes that affect only a small number of customers or customer relationships could have a significant adverse effect on our results. If we do not fully appreciate the dynamics of our customers, their needs, key business drivers and decision criteria, we will not be able to forecast demand effectively, communicate our network vision and migrate these customers to our next generation products.

        British Telecommunications plc and its subsidiaries ("BT") are of particular importance to us. In the fiscal years ended March 31, 2004 and 2003 sales to BT represented approximately 21% and 19% of our total sales respectively. The loss of BT as a customer, or any substantial reduction in orders by BT, particularly for the products and services of our Network Equipment and Network Services businesses, would have a significant adverse effect on our results.

        We operate in a highly competitive and rapidly changing market and may be unable to invest sufficiently in research and development to develop the right products necessary to sustain or increase sales.

        Our products are sold in markets that are characterized by rapid adoption of new technologies, many new product introductions, shortening product lifecycles, aggressive pricing practices and evolving industry standards. If our products cease to be competitive, we would be likely to lose customers and sales, which would materially adversely affect our business, results of operations and financial condition.

        The process for developing new products based on rapidly moving technologies for broadband fixed networks and optical networks is complex and variable. It requires innovative solutions that are cost effective and based on accurate insights into technology and trends. Success depends on the timely and effective introduction of new products or enhancements to existing products in a way that meets customer needs and differentiates our products from those offered by our competitors. At the same time, these new product introductions must achieve market acceptance, anticipate and accommodate emerging industry standards and be compatible with current and competitor products. If there is an unforeseen change in one or more of the technologies affecting telecommunications, our products may cease to be competitive.

        As part of our cost reduction effort, we have refocused and significantly reduced our spending on research and development. We have focused more of our research and development expenditure on key products. Moreover, this focusing of expenditure requires us to predict which product technologies will be key to our customers and their networks in the future. There is no certainty that we make the correct predictions of those needs, have sufficiently focused our expenditure, or are able to adapt our business quickly enough to meet those needs. However, this may not be sufficient to maintain the competitiveness of our key products or enable us to increase our market share in key market segments. Moreover, as discussed above, we will be subject to restrictive covenants and other limitations and are likely to have difficulty obtaining additional sources of financing, which may affect our ability to increase spending or otherwise develop our technologies effectively.

        A number of our competitors have a lower cost basis and greater financial and technological resources than we do and, therefore, are in a better position to invest in developing and acquiring proprietary technology, to expand into new business segments and geographies and to increase their market shares. Some of our larger competitors have greater geographic reach and presence in certain regions of the world, which enables them to service more effectively those geographies, and win more business there than we can.

        We continue to seek partnering opportunities that will enable us to take advantage of low cost research and development markets. If we are unable to identify these opportunities and engineer cost reductions into our research and development processes on a timely basis, we may not be able to develop new products and services at the same rate, maintain compatibility of our products with competitors' products or keep up with technology market trends. If our products and services are not competitive, it is likely that we will lose customers and business, our revenues will decline and our business will be materially adversely affected.

        Many of our current and planned products are highly complex and may contain defects or errors that are detected only after deployment in communications networks. If that occurs, our reputation may be harmed.

        Our products are highly complex and some of them can only be fully tested when deployed in communications networks or with other equipment. From time to time, our products have contained undetected defects, errors or failures. The occurrence of any defects, errors or failures could result in cancellation of orders, product returns, diversion of our resources, legal actions by our customers or our customers' end-users and other losses to us, our customers and end-users.

        Rapid changes to existing regulations or technical standards or the implementation of new regulations or technical standards upon products and services not previously regulated could be disruptive, time consuming and costly to us.

        Many of our products and services are developed in reliance upon existing regulations and technical standards, our interpretation of unfinished technical standards or the lack of such regulations and standards. Rapid changes to existing regulations and technical standards or the implementation of new regulations and technical standards upon products and services not previously regulated could adversely affect development, demand, sale and warranty of our products and services, thus increasing our costs and decreasing the demands for our products and services.

        We are dependent on key management personnel and skilled technology workers whose departure could adversely affect our ability to develop our products and operate our business.

        The overall headcount of our businesses has been reduced to approximately 12,425 at March 31, 2004 from 30,300 at March 31, 2002, including the impact of the sale of NAA. This reduction has been due to the implementation of cost-reduction plans and disposals of assets and businesses. Included in the number of employees that have left us are managers with many years of experience in the management and operations of our business as well as highly skilled technology workers and other employees with years of operational experience in our business. Other than those already identified, no further significant workforce reductions are currently planned. Were additional workforce reductions required, any such reductions might include key employees with valuable skills and knowledge whose departure would adversely affect our ability to continue to develop new, and enhance existing, products.

        At the same time, the uncertainties created by previous headcount reductions and our prospects generally may cause key employees to leave and otherwise increase employee and management turnover, which may contribute to and result in inefficiencies in running our business.

        These same uncertainties may make it difficult to attract and retain additional highly skilled individuals. The combined risk of losing key employees and not being able to attract additional highly skilled individuals may make it difficult to achieve and maintain the right skill mix in our business. The loss of additional key managers and highly skilled technology workers may result in our inability to develop new products on a timely basis, improve current technologies or operate our business efficiently.

        Stock options under our stock option plans began to become exercisable in May 2004. There is a risk that some senior employees may leave following the exercise of some or all of their options. The vesting of options is subject to the achievement of performance criteria (some of which have been achieved already) and time restrictions that provide for the vesting of those options between May 2004 and August 2008.

        We rely on the continued performance of third parties in relation to some of our outsourcing arrangements.

        We rely on outsourcing arrangements for information technology and the manufacture of some products and components and are considering further potential outsourcing opportunities in our supply chain and logistics organization. If the third parties on whom we rely or will rely in relation to these outsourcing arrangements do not fulfil their obligations under such contracts, or seek to terminate or change the terms of their contracts due to perceived uncertainty with respect to our ongoing ability to perform under such contracts, or if we do not otherwise properly manage these relationships, such supplies or services could be severely disrupted or reduced. A significant increase in the price of key supplies or services or constraints on suppliers' capacities, particularly during periods of significant demand, in the absence of an alternative supplier, would adversely affect our business. Moreover, outsourcing initiatives ultimately may not yield the benefits we expect, and may raise product costs and delay product production and service delivery.

        Measures to reduce operating costs could adversely affect relations with our employees, our suppliers and/or our partners, which could disrupt our business.

        In order to further reduce operating costs, we continue to rationalize some of our activities and seek further outsourcing opportunities. We are also seeking to renegotiate some existing contracts with suppliers and partners in order to obtain more favorable terms. The implementation of these plans may increase demands on, and/or negatively impact relations with, our employees, suppliers, customers and partners. That negative impact may result in a decline in employee morale, labor disruptions, strikes and/or labor-related lawsuits against us, our suppliers or partners. Any of these results could diminish the efficient operation of our business, disrupt services at our facilities, our suppliers or partners and inhibit the realization of the operating cost reductions that are fundamental to our financial objectives, which would have a material adverse effect on our business, financial condition and results of operations.

        In Europe, particularly, employees are protected by laws giving them, through local and central work councils, rights of consultation with respect to specific matters regarding their employers' business and operations, including the downsizing or closure of facilities and employee terminations. These laws, and collective bargaining agreements to which we, our suppliers or partners may be subject, could impair our flexibility as we continue to pursue reductions in operating expenses.

  Our financial reporting systems require significant operational resources.

        As a result of our rapid expansion in 1999 and 2000, the number of different acquired systems and the disposal of a number of businesses, the operation of our financial reporting systems has required and will continue to require considerable personnel resources. Taken together with the demands of our restructuring, this has placed significant pressure on the resources of our finance department. We are also in the process of implementing a number of changes to our consolidation and financial reporting systems, with a view to streamlining the existing reporting processes. Although we currently believe that our financial reporting systems are, and without the changes referred to above would remain, fit for this purpose, the continued effectiveness of these systems following our restructuring is dependent on a combination of the continued availability of sufficient finance team resources and any changes that are made to the financial reporting system being successfully implemented.

  Funding of pension plans may become more difficult.

        The interaction of poor equity markets and low interest rates over the last few years has had a significant negative impact on the funded status of, and liabilities under, our defined benefit pension plans and contribution obligations under such plans. We either sponsor such plans or are exposed to liabilities with respect to plans sponsored by affiliates or former affiliates. It is possible that unless equity markets and/or interest rates improve, such obligations may require us and/or our affiliate sponsoring companies to those plans to make additional contributions. Likewise, changes in the statement of investment principles of the GEC 1972 Pension Plan, or U.K. plan, the actuarial assumptions employed in conjunction with any such plans or legislation could also result in a need for us and/or our affiliates to make additional contributions to such plans.

        If the U.K. plan is wound up, it is unlikely that it will have sufficient assets to discharge in full all liabilities, calculated on a winding-up rather than an on-going basis. No plans have been made to wind up the U.K. plan but should such a decision be made, we would be required to make good any statutory debt. If a statutory debt were to arise, the size of the debt could have a materially detrimental effect on our resources. The significance of the potential detrimental effect should be seen against our estimate that, as at March 31, 2004, the value of the U.K. plan's assets was £2.3 billion and the value of its liabilities was £2.4 billion. There is no guarantee that the value of the U.K. plan's assets will not deteriorate nor that legislation will not be introduced to oblige employers to make further contributions to pension plans which are not fully funded on a specified basis which is stricter than that required by current legislation. Following a Green Paper published on December 17, 2002, the U.K. Government has announced that it will be replacing the statutory minimum funding requirement with a scheme-specific minimum funding level, which could be higher. The details of the requirements for scheme- specific funding levels have not yet been released.

        In the United States, Marconi Corporation plc was required in March 2003 to enter into an agreement with the Pension Benefit Guaranty Corporation ("PBGC"), an entity created under U.S. law that insures to an extent benefits under U.S. defined benefit plans ("PBGC Agreement"). This agreement was entered into by reason of our Financial Restructuring of May 19, 2003. Under this agreement Marconi is required to cause U.S.$2.25 million to be contributed at the end of each calendar quarter to two of the U.S. defined benefit plans maintained by Marconi affiliates in the United States. Marconi is also required to cause the annual normal cost associated with the continuation of benefits to be contributed to the plans. For the calendar year 2003 these additional normal costs and other amounts required to be contributed by virtue of the agreement with the PBGC (other than amounts required to be contributed by reason of the sale of a business unit) were U.S.$12 million to the U.S. Marconi defined benefit plans. Based on estimates determined as of March 31, 2004 in relation to the U.S plans affected by the PBGC agreement, one of the plans was underfunded by U.S.$16.6 million and one by $7.9 million on a FAS 87 basis. Further the U.S. Congress is considering amending U.S. law governing defined benefit plan contribution obligations to increase plan sponsor funding obligations commencing at some point in the future. The various funding obligations referred to above will continue with respect to a plan until the earlier of (1) the date all the liabilities of the plans is assumed by another entity, or (2) the date, not less than five years after March 2003, on which Marconi's debt rating is rated BBB by Standard and Poor's and Baa2 by Moody's or (3) the date, not less than five years after March 2003, on which the plan is funded on a termination basis for a period of two plan years. These contribution obligations and the underfunding of the U.S. defined benefit plans may have an adverse affect on our business, results of operations and financial condition.

        If we sell business units and the purchaser of the business unit does not assume the defined benefit plan liability associated with the business unit, we are required under the PBGC Agreement to contribute to each of our two U.S. defined benefit plans an amount equal to the estimated plan under funding on a termination basis for current and former employees of the sold business unit. In such a case if the pension liability associated with the business unit is not satisfied by the purchase of annuities from an insurance company, we will continue to be obligated to fund such liability to the extent required under U.S. law.

        If we fail to protect our intellectual property rights, our business and prospects may be harmed.

        Intellectual properties, such as patents, are vital to our business, and developing new products and technology that are unique to us is critical to our success. We have numerous patents and numerous pending patents, but we cannot predict whether any patents, issued or pending, will provide us with any competitive advantage, or will be challenged by third parties. Moreover, our competitors may already have applied for patents that, once issued, could prevail over our patent rights or otherwise limit our ability to sell our products. Our competitors also may attempt to design around our patents or copy or otherwise obtain and use our proprietary technology. In addition, patent applications that we have currently pending may not be granted. If we do not receive the patents we seek, or if other problems arise with our intellectual property, our competitiveness could significantly be impaired, which would limit our future revenues and harm our prospects.

        There is a risk that third party intellectual property rights will be asserted against us.

        We rely on patents, trademarks, trade secrets, design rights, copyrights, confidentiality provisions and licensing agreements to establish and protect our proprietary technology and to protect against claims from others. Infringement claims have been and may continue to be asserted against us or against our customers in connection with their use of our systems and products. We cannot ensure the outcome of any such claims and, should litigation arise, such litigation could be costly and time-consuming to resolve and could result in the suspension of the manufacture of the products utilizing the relevant intellectual property. In each case, our operating results and financial condition could be materially affected.

        The adverse resolution of litigation against us could negatively impact our business.

        We are currently a defendant in a number of lawsuits and we are and may in the future be subject to other litigation arising in the normal course of our business. Litigation may be time consuming, expensive and distracting from the conduct of our business and the outcome of litigation is difficult to predict. The adverse resolution of some lawsuits could have a material adverse effect on our business, results of operations and financial condition.

        The ringfencing of our U.S. operations will give rise to operational and financial inefficiencies and other costs, which may adversely affect our business and the market price of our ordinary shares.

        Some of our U.S. businesses have been contractually separated or "ring-fenced" from the rest of our group in connection with the restructuring. This U.S. ringfencing may have significant implications for us.

        The covenants in the indenture governing our outstanding Senior Notes regulate the type of financial, operational and other dealings that the non-ringfenced entities can have with the ringfenced entities. These covenants also require us to separate the BBRS business and OPP business into separate subsidiaries within the U.S. ringfencing no later than May 19, 2005. Moreover, the non-ringfenced entities are generally prohibited from providing funding for any of the ringfenced entities and, following the separation of the principal remaining businesses within the U.S. ringfencing, the BBRS business and OPP business will generally be prohibited from providing funding to each other. The ringfenced entities have entered into various agreements with the non-ringfenced entities necessary to ensure that those dealings that they are permitted to engage in with each other will be provided in the ordinary course of business on an arm's-length basis or otherwise as permitted by the covenants in those indentures. The arrangements for the provision of such services may lead to higher costs for us as a whole, which may affect our results of operations.

        In addition to the foregoing, the operational and financial inefficiencies and other costs associated with the U.S. ringfencing arrangements could have an adverse effect on our business and on the market price of the ordinary shares.

        The funding status of our U.S. pension plans and the agreement entered into by us with the Pension Benefit Guaranty Corporation with respect to those plans could delay or adversely affect the terms of the sale of our U.S. businesses.

        The funding status of some tax-qualified defined benefit plans subject to the regulation of the PBGC in the United States could result in action being taken by the PBGC that might delay or otherwise adversely affect the sale of our U.S. businesses or assets used therein, or the net proceeds realized there from. The likelihood of that type of action will depend in part on the funded status of those plans at the time of any such sale, the creditworthiness of the purchaser following that sale and the extent to which the purchaser assumes pension liabilities in any such sale. Although we have entered into a memorandum of understanding with the PBGC with a view to making an adverse action less likely, under this memorandum of understanding specified conditions must be satisfied in connection with any such sale. To the extent that these matters give rise to any delay or other adverse consequences with respect to the sale of our U.S. businesses, holders of ordinary shares could be adversely affected.

        We are subject to environmental, health and safety laws, which could be costly and could restrict our future operations.

        Our operations are subject to a wide range of environmental, health and safety laws, including laws relating to the use, disposal, clean up of, and human exposure to, hazardous substances. Although we believe our reserves are adequate to cover our environmental liabilities, factors such as the discovery of additional contaminants, the extent or remediation and compliance expenses, and the imposition of additional cleanup obligations and other sites could cause our capital expenditure and other expenses relating to the remediation activities to exceed the amount reflected in our environmental reserve and adversely affect our results of operations or cash flows. Compliance with existing or future environmental, health and safety laws could subject us to future liabilities, cause the suspension of production, restrict our ability to expand facilities, require us to acquire costly pollution control equipment or incur other significant expenses or modify manufacturing processes.

        It is unlikely that we will be able to pay dividends for the foreseeable future.

        Our ability to pay dividends is currently restricted. If we have distributable reserves and become cash flow positive and profitable and so are in a position to pay dividends, the indenture governing our outstanding Senior Notes significantly restricts our ability to pay dividends. In connection with our Financial Restructuring and associated capital reduction we were required to create a special reserve that also restricts our ability to pay dividends. In addition, Marconi Corporation plc is a holding company and is wholly dependent on receiving funds from its subsidiaries to pay dividends. Some institutional investors may only invest in dividend-paying equity securities or may operate under other restrictions that may prohibit or limit their ability to invest in the ordinary shares. This may reduce the demand for the ordinary shares until we are able to pay dividends in respect of the ordinary shares, which may in turn adversely affect the price of the ordinary shares in the market.

        We have significant debt outstanding and significant debt service requirements, which make us more vulnerable to economic downturns and reduces our flexibility.

        We have significant debt outstanding. As at March 31, 2004, our total long-term debt, net of debt discount of approximately £15 million, was approximately £264 million. This is likely to limit our ability to obtain additional financing on satisfactory terms to fund working capital, capital expenditures, product development efforts and acquisitions of new assets in excess of those in our current business plan. In addition, we will be required to devote a proportion of our cash flow from operations to the payment of interest on our debt obligations, thereby reducing the funds available for other purposes. Our level of debt and the fixed nature of a portion of our debt service costs will make us more vulnerable to economic downturns, reduce our flexibility to respond to changing business and economic conditions and limit our ability to pursue business opportunities, to finance our future operations or business needs and to implement our business strategies.

        We are required to comply with restrictive covenants and affirmative financial covenants, which significantly limit our financial and operational flexibility.

        The terms of the instruments governing our outstanding Notes and our credit facilities require us and our subsidiaries to comply with restrictive covenants and, from and after September 30, 2005, to comply with some affirmative financial covenants. These restrictive covenants, among other things, restrict our and our subsidiaries' ability to:

  •
  Incur additional indebtedness,

  •
  Pay dividends on and redeem our and our subsidiaries' shares,

  •
  Redeem some subordinated obligations,

  •
  Make investments,

  •
  Undertake sales of assets,

  •
  Engage in certain transactions with affiliates,

  •
  Sell or issue capital stock of subsidiaries,

  •
  Permit liens to exist,

  •
  Operate in other lines of business,

  •
  Engage in certain sale and leaseback transactions, and

  •
  Engage in mergers, consolidations or sales of all or substantially all our assets.

        Restrictions stemming from these covenants and from the need to comply with the affirmative financial covenants will significantly limit our financial and operational flexibility and could have a significant adverse effect on our business, results of operations and financial condition.

        Our ability to satisfy our affirmative financial covenants will be affected by changes affecting our business, results of operations and financial condition and, is therefore, subject to the other risks described in this annual report. A failure to comply with the restrictive covenants or the affirmative financial covenants would, if not cured or waived, constitute an event of default under some of our debt obligations. The occurrence of an event of default in respect of any of these debt obligations may permit acceleration of all amounts borrowed there under. This acceleration in turn could constitute a cross-default under other borrowing arrangements to which we or our subsidiaries are party. In such circumstances, there can be no assurance that we would have sufficient resources to repay the full principal amount of our debt obligations. If this were to occur, our shareholders might then receive no return on their investment. Moreover, a failure to comply with restrictive covenants constituting an event of default under one of our credit facilities would permit the lenders under that facility to terminate their commitments to make further extensions of credit there under. This would likely have a material adverse effect on our business, results of operations and financial condition.

  We may be unable to repay our outstanding Notes at maturity.

        We currently intend to repay any principal amount outstanding in respect of our outstanding Notes at their maturity in part from cash generated by our Group. Our ability to generate significant positive cash flow in the future is subject to significant risks and uncertainties. If we are unable to generate sufficient cash to allow us to repay the Notes at maturity, we would need to obtain other financing for this purpose. However, also as discussed above, our ability to obtain such financing may be extremely limited. Accordingly, we cannot assure you that we will be able to repay any of the Notes at their maturity.

        Our outstanding Notes are subject to a redemption obligation at a premium upon a change of control, which may discourage potential bidders.

        Upon the occurrence of specific kinds of change of control or merger events, we will be required to offer to repurchase all of our outstanding Notes at the greater of 110% of their aggregate principal amount or a make-whole amount based on 50 basis points above the yield on U.S. treasuries of similar maturity plus, in each case, accrued and unpaid interest. This obligation to redeem the Notes at a premium could have the effect of deterring third parties who might otherwise offer to acquire a controlling interest in us or could adversely affect the terms on which any such offer is made. This redemption obligation may accordingly have an adverse effect on the market price of our shares and could deprive shareholders of an opportunity to receive a premium for their shares upon a change of control.

        Pre-emptive rights for non-U.K. holders of ordinary shares may not be available.

        In the case of, amongst other things, an increase of our share capital, existing shareholders are entitled to pre-emptive rights pursuant to the U.K. Companies Act 1985 and our articles of association, unless waived by a resolution of the shareholders at a general meeting or in the circumstances stated in our articles of association. Even where pre-emptive rights apply, holders of the ordinary shares in the United States, South Africa, Australia, Canada and other jurisdictions outside the United Kingdom may in practice not be able to exercise pre-emptive rights in respect of their ordinary shares unless we decide to comply with applicable local laws and regulations and, in the case of holders of the ordinary shares in the United States, a registration statement under the U.S. Securities Act of 1933 is effective with respect to such rights, or an exemption from the registration requirements there under is available. We intend to evaluate at the time of any pre-emptive rights offering the costs and potential liabilities associated with any registration statement and compliance with other applicable local laws and regulations, as well as the indirect benefits to us of thereby enabling or facilitating the exercise by holders of the ordinary shares in the United States and such other jurisdictions of their pre-emptive rights for new securities in respect of their ordinary shares. In addition, we will consider any other factors we consider appropriate at the time, and then make a decision as to how to proceed and whether to file a registration statement or comply with those other applicable local laws and regulations. We cannot assure you that any registration statement with respect to the securities offered under a pre-emptive issue would be filed or any of those other local laws and regulations would be complied with to enable the exercise of that holder's pre-emptive rights.

        Ordinary shares over which options have lapsed or have been surrendered will be available, within the overall limit referred to above, to form the subject of further option grants to new participants in the management plan but not to existing participants unless the participant has been promoted or his/ her role and/ or responsibility has significantly expanded and the remuneration committee determines that such a grant is merited.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

        In this prospectus, the terms "we", "us", "our", "the group", "Marconi Corporation" and "the Company" refer to Marconi Corporation plc and its subsidiaries and joint ventures, as the context requires. Marconi Corporation plc is incorporated as a public limited company under the laws of England and Wales.

        We state our financial statements in United Kingdom (U.K.) pounds sterling. In this prospectus, references to pounds sterling, pounds or £ and to pence or p are to the currency of the United Kingdom, references to euro or € are to the common legal currency of the members of the European monetary union, and references to United States (U.S.) dollars, U.S.$ or $ are to the currency of the United States of America.

        Our fiscal year ends on March 31. Unless otherwise specified, all references in this prospectus to our fiscal year refer to a twelve-month financial period ending March 31. For example, fiscal 2004 represents the fiscal year beginning on April 1, 2003 and ending on March 31, 2004.

        Various amounts and percentages set forth in this prospectus may have been rounded and, accordingly, may not total.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Except for historical statements and discussions, statements contained in this prospectus constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 concerning our business, operations and financial performance and condition as well as for our plans and objectives for our business operations and financial performance and conditions. Other documents that we file with or furnish to the SEC, including those incorporated by reference in this prospectus, may also include forward-looking statements, and other written or oral forward-looking statements have been made and may in the future be made from time to time by us or on our behalf.

        Forward-looking statements include, without limitation, statements concerning our financial position and business strategy, our future results of operations, the impact of regulatory initiatives on our operations, our share of new and existing markets, general industry and macro-economic growth rates and our performance relative to these growth rates. You can identify these statements by words such as "aim", "anticipate", "assume", "believe", "could", "due", "estimate", "expect", "goal", "intend", "may", "objective", "plan", "positioned", "should", "target", "will", "would", and other similar expressions which are predictions of or indicate future events and future trends.

        By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. These forward-looking statements are based on current expectations, estimates, forecasts, and projections about the industries in which we operate, management's beliefs and assumptions made by management about future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of our control, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements.

        Actual results, performance or events may differ materially from those in such statements due to, without limitation:

  •
  failure of our business plan to be implemented successfully and, if implemented successfully, failure of our business plan to be effective;

  •
  material inaccuracies, errors or misjudgments concerning the assumptions underlying our business plan;

  •
  adverse changes or uncertainties in general economic conditions and business conditions in the markets we serve;

  •
  failure to successfully dispose of non-core assets at satisfactory terms and time scales;

  •
  continued overcapacity in the market for telecommunications and continued depression in the market demand for telecommunications products;

  •
  loss of customers, in particular loss of key customers, or failure to attract new customers;

  •
  failure of our core business to maintain competitiveness;

  •
  adverse changes in the markets for our products, including as a result of increased competition and consolidation in the highly competitive international markets for telecommunications products, or a change in the technology used as the industry standard or as the technology of choice of customers;

  •
  major disruption of production at our facilities or the facilities from which we source components or products;

  •
  any large-scale employee or management turnover;

  •
  changes in environmental, tax and other laws and regulations which, among other things, could cause us to incur substantial additional capital expenditures and operational and maintenance costs;

  •
  adverse changes in foreign exchange rates;

  •
  adverse results in litigation;

  •
  terrorism and acts of war;

  •
  occurrence of any other developments adversely affecting our liquidity, results of operations or our ability to continue as a going concern; and

  •
  operational factors such as systems failure, human error, or the failure to properly implement procedures.

        The foregoing list of important factors is not exhaustive. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results is contained in our SEC filings. For further discussion of these and other factors, see "Risk Factors" starting on page 3. We also suggest that you review the disclosure contained in the description of our business and our management's decision and analysis or financial condition and results of operations contained in the documents incorporated by reference in this prospectus. All subsequent written or oral forward-looking statements attributable to Marconi Corporation or persons acting on our behalf are expressly qualified in their entirety by the factors referred to above.

        As a result of these and other factors, no assurance can be given as to our future results and achievements. You are cautioned not to put undue reliance on these forward-looking statements, which are neither predictions nor guarantees of future events or circumstances. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or circumstances or otherwise.

        All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are similarly qualified.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

        We file annual reports with and furnish other information to the SEC. You may read and copy any document filed with or furnished to the SEC by us at the SEC's public reference room at 450 Fifth Street, N.W., Washington D.C. 20549. Our SEC filings are also available to the public through the SEC's web site at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room in Washington D.C. and in other locations.

        Our ordinary shares are listed on the London Stock Exchange. Our American Depositary Shares, referred to as ADSs, are quoted on the Nasdaq National Market. You can consult reports and other information about us that we have filed pursuant to the rules of the United Kingdom Listing Authority and the Nasdaq National Market at each exchange.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        As allowed by the SEC, this prospectus does not contain all the information you can find in our registration statement or the exhibits to the registration statement. The SEC allows Marconi Corporation to "incorporate by reference" information Marconi Corporation files with it into this prospectus, which means that:

  •
  incorporated documents are considered part of this prospectus,

  •
  we can disclose important information to you by referring you to those documents, and

  •
  information that we file with or furnish to the SEC after the date of this prospectus that is incorporated by reference in this prospectus automatically updates and supersedes this prospectus.

        Unless otherwise noted, all documents incorporated by reference have the SEC file number 333-106618. This prospectus incorporates by reference the documents of Marconi Corporation Plc listed below:

  •
  our Annual Report on Form 10-K for the fiscal year ended March 31, 2004,

  •
  our Registration Statement on Form 8-A dated October 1, 2003,

  •
  our current Report on Form 8-K dated June 14, 2004

  •
  our current Report on Form 8-K dated June 15, 2004,

  •
  our current Report on Form 8-K dated June 17, 2004,

  •
  our current Report on Form 8-K dated June 17, 2004,

  •
  our current Report on Form 8-K dated June 18, 2004,

  •
  our current Report on Form 8-K dated June 21, 2004,

  •
  our current Report on Form 8-K dated June 23, 2004,

  •
  our current Report on Form 8-K dated June 29, 2004,

  •
  our current Report on Form 8-K dated June 29, 2004,

  •
  our current Report on Form 8-K dated July 2, 2004,

  •
  our current Report on Form 8-K dated July 7, 2004,

  •
  our current Report on Form 8-K dated July 8, 2004,

  •
  our current Report on Form 8-K dated July 8, 2004,

  •
  our current Report on Form 8-K dated July 15, 2004,

  •
  our current Report on Form 8-K dated July 22, 2004,

  •
  our current Report on Form 8-K dated July 27, 2004,

  •
  our current Report on Form 8-K dated July 28, 2004,

  •
  our current Report on Form 8-K dated July 29, 2004,

  •
  our current Report on Form 8-K dated July 30, 2004,

  •
  our current Report on Form 8-K dated August 2, 2004,

  •
  our current Report on Form 8-K dated August 3, 2004,

  •
  our current Report on Form 8-K dated August 4, 2004,

  •
  our Quarterly Report on Form 10-Q dated August 9, 2004, for the quarter ended June 30, 2004, and

  •
  all subsequent annual reports on Form 20-F or Form 10-K and all filings on Forms 10-Q and Forms 8-K that we file with the SEC pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus from now until we terminate the offering of securities under this prospectus:

        In addition, we may incorporate by reference certain reports subsequently furnished to the SEC on Form 6-K. Any Form 6-Ks that are incorporated by reference will indicate that they are incorporated by reference in this prospectus.

        Each document incorporated or deemed to be incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents shall not create any implication that there has been no change in the affairs of Marconi Corporation since the date thereof or that the information contained therein is current as of any time subsequent to its date. Any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this prospectus to the extent that a statement contained herein or in any subsequent filed document that also is incorporated or deemed to be incorporated by reference herein modifies or supersedes that statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

        The documents incorporated by reference in this prospectus contain important information about us and our financial condition. You may obtain copies of these documents in the manner described above. You may also request a copy of these filings, excluding exhibits, at no cost by contacting us at:

  New Century Park
  P.O. Box 53
  Coventry, Warwickshire
  CV3 1HJ
  United Kingdom
  Telephone: +44 (0) 2476 562000
  Facsimile: +44 (0) 2476 567000
  E-mail: shareholder.enquiries@marconi.com

THE COMPANY

        We are a multi-regional provider of telecommunications equipment and services, which we supply to major telecommunications network operators, government agencies and selected large enterprises worldwide. We were incorporated as a private limited company in England in 1900 under the name The General Electric Company (1900) Limited.

USE OF PROCEEDS

        The ordinary shares offered hereby underlie warrants that were issued in conjunction with our financial restructuring. If any of the warrants are exercised, the proceeds will be used to fund our business strategy, which may involve use as working capital or to satisfy our debt obligations (principally our 8% Senior Notes which mature in 2008). If all of the warrants are exercised at the initial exercise price, we will receive a total of £74.5 million in proceeds.

DIVIDEND POLICY

        We are subject to legal restrictions on the amount of dividends we can pay our shareholders. In particular, the U.K. Companies Act 1985 provides that a U.K. public company may pay dividends only if:

  •
  the amount of its net assets is not less than the aggregate of its called-up share capital and undistributable reserves; and

  •
  the payment does not reduce the amount of net assets to an amount that is less than the aggregate of its called-up share capital and undistributable reserves.

        In addition, we may only declare a dividend if we have sufficient distributable profits available for this purpose. Distributable profits are accumulated realized profits not previously distributed or capitalized less accumulated realized losses not previously written off.

        However, in connection with the capital reduction that we affected in connection with our financial restructuring, we were required to create a special reserve out of the excess reserve over the deficit on our profit and loss account as at the date of the capital reduction that we may not distribute to our shareholders until certain of our creditors have been paid off.

        Regardless of the foregoing legal restrictions, the indenture governing our outstanding notes contains significant restrictions on our ability to pay dividends on our shares. Accordingly, we do not expect to pay a dividend in the foreseeable future.

        Holders of ADRs on the relevant record date will be entitled to receive any dividends payable on the ordinary shares underlying the ADRs, subject to the terms of the deposit agreement under which the ADRs are issued. Subject to exceptions provided in the deposit agreement, cash dividends paid in pounds will be converted by the depositary to U.S. dollars and paid by the depositary to holders of ADRs, net of conversion expenses of the depositary, and in accordance with the deposit agreement. The rights of holders of ADRs to any dividends or other distributions on the ordinary shares underlying the ADRs will be governed by the deposit agreement and may be different from the rights of holders of ordinary shares.

        There are currently no decrees or regulations under the laws of the United Kingdom restricting the import or export of capital or affecting the remittance of dividends or other payments to holders of Marconi Corporation ordinary shares or American depositary shares who are non-residents of the United Kingdom.

CAPITALIZATION

        The following table sets forth our cash and capitalization as at June 30, 2004 under U.S. GAAP.

As at June 30, 2004
(£ in millions)
Cash and cash equivalents	359

Short-term borrowings	14
Current maturities of long-term debt	4
Long-term debt:
8% Senior secured notes due 2008	232
Other	22

Total debt	272
Total shareholders' equity	571
Total capitalization	843

DESCRIPTION OF SHARE CAPITAL

        As of August 5, 2004 our authorized, issued and fully paid share capital is as follows:

	Authorized		Issued
	Number	Amount (£)	Number	Amount (£)
Ordinary shares of 25p each	626,749,853	156,687,463	200,585,153	50,146,288

        Under resolutions passed by our board of directors on March 26, 2003, a maximum of 50,000,000 authorized, but unissued ordinary shares which are the subject of this prospectus have been reserved for issue pursuant to the conditions of the warrants. Authorized but unissued ordinary shares may also be issued pursuant to our share incentive described herein.

        From November 26, 1999 until May 19, 2003, we were a wholly-owned subsidiary of M (2003) plc. Immediately prior to the effective date of the restructuring, our issued share capital consisted of 2,866,250,734 ordinary shares held by M (2003) plc and one share held by Marconi Nominees Limited. On May 19, 2003, in connection with the restructuring:

  •
  the existing 2,866,250,735 ordinary shares were converted into and re-designated as the same number of non-voting deferred shares; and

  •
  995,000,000 ordinary shares were issued to, or for the benefit of, creditors pursuant to the restructuring; and

  •
  5,000,000 ordinary shares were issued to the former shareholders of M (2003) plc pursuant to the restructuring.

        On May 21, 2003, the U.K. High Court approved a reduction of our capital from £300,000,000 to £156,687,463, and in connection therewith the newly issued 2,866,250,735 non-voting deferred shares were cancelled and no longer authorized.

        On September 8, 2003, our shareholders approved a five-for-one share consolidation that became effective on September 9, 2003. Consequently, every five of our issued and unissued ordinary shares with a par value of 5 pence each were consolidated into one new ordinary share with a par value of 25 pence. As a result of this share consolidation, each of the warrants that we issued in our financial restructuring now represent the right to subscribe for one-fifth of an ordinary share.

        Our memorandum provides that our objects are, amongst other things, to carry on any business, other than life insurance, which are incidental or may be thought conducive to the attainment of those objects referred to in the memorandum.

        In this section statutes means the U.K. Companies Act 1985 and every other statute, statutory instrument, regulation or order for the time being in force concerning companies registered under the U.K. Companies Act 1985.

        A summary of certain provisions of our articles is set out below. For further details, please refer to our articles which are available for inspection as described in "Where You Can Find More Information About Us".

Rights attaching to our ordinary shares

Dividends

        Subject to the provisions of the statutes, we may by ordinary resolution declare a dividend in accordance with the respective rights of our members, and may fix the time for payment of such dividend provided that no dividend shall exceed the amount recommended by our board.

        Except as otherwise provided by the rights attached to ordinary shares, all dividends shall be declared and paid according to the amounts paid up on the ordinary shares on which the dividend is paid. Except as otherwise provided by the rights attached to ordinary shares, all dividends shall be apportioned and paid proportionately to the amounts paid up on the ordinary shares during any portion of the period in respect of which the dividend is paid.

        Subject to the provisions of the statutes, we may pay interim dividends, if it appears to our board that they are justified by our financial position. We may also pay any dividend payable at a fixed rate at intervals settled by our board whenever our financial position, in the opinion of our board, justifies its payment. If our board acts in good faith, none of the directors shall incur any liability to the holders of ordinary shares conferring preferred rights for any loss such holders may suffer in consequence of the payment of an interim dividend on any ordinary shares having deferred or non-preferred rights. No dividend or other money payable by us on or in respect of an ordinary share shall bear interest against us unless otherwise provided by the rights attached to the ordinary share. There are no fixed dates on which entitlement to dividends arise.

        Our board may make payment of any interim dividend wholly or partly by the distribution of specific assets and, in particular, including without limitation, of property interests, intellectual property rights or the benefit of contractual or other rights, paid up ordinary shares, debentures or debenture stock of any other company or in any one or more of those ways. Where any difficulty arises in regard to a distribution, our board may settle it as it thinks expedient.

        A general meeting declaring a dividend may, on the board's recommendation, by ordinary resolution, direct that payment of any dividend may be satisfied in whole or in part by the distribution of specific assets, including, without limitation, paid up ordinary shares or debentures of another body corporate. Our board may make any arrangements it thinks fit to settle any difficulty arising in connection with such distribution. Our board may, if authorized by our ordinary resolution, offer any holders of ordinary shares the right to elect to receive further ordinary shares, whether or not of that class, credited as fully paid instead of cash in respect of any dividend or part thereof. The offer shall be on the terms and be made in the manner specified in our articles.

        All unclaimed dividends, interest or other sums payable may be invested or otherwise made use of by the board for our benefit until claimed. Any dividend which has remained unclaimed for twelve years from the date when it became due for payment shall, if the board so resolves, be forfeited and shall cease to remain owing by us.

        We may cease sending dividend warrants and checks by post or otherwise to a member if such instruments have been returned undelivered to, or left uncashed by, that member on at least two consecutive occasions, or, following one such occasion, reasonable inquiries have failed to establish any new address of the member. We must resume sending warrants and checks if the member claims a dividend or cashes a dividend warrant or check.

Voting rights

        Subject to our articles and to any rights or restrictions as to voting for the time being attached to any class of ordinary shares, on a show of hands, every member who is present in person or by proxy or, being a corporation, is present by a duly authorized corporate representative, not being himself a member, at a general meeting, shall have one vote. On a poll, every member present in person or by proxy, or being a corporation, is present by a duly authorized corporate representative, shall have one vote for every ordinary share of which he is the holder. Unless a member appoints more than one proxy to attend on the same occasion with respect to different ordinary shares, the proxies so appointed shall not be entitled to vote on a show of hands in the case of a special or extraordinary resolution.

        Unless the board otherwise decides, no member shall be entitled to vote at a general meeting or at a separate meeting of the holders of any class of ordinary shares in our capital, either in person or by proxy, in respect of any ordinary share held by him unless all money presently payable by him in respect of that ordinary share have been paid.

Rights attaching to ordinary shares on a distribution of assets

        If we are wound-up, the liquidator may, with the sanction of an extraordinary resolution and any other sanction required by the U.K. Insolvency Act 1986, divide among the members, in specie, the whole or any part of our assets in the manner as he may determine or vest the whole or any part of the assets in trustees upon those trusts for the benefit of the members as he, with like sanction, determines. No member shall be compelled to accept any assets on which there is a liability.

Transfer of ordinary shares

        All transfers of ordinary shares held in certificated form may be effected by an instrument of transfer in any usual form or in any other form approved by the board. The instrument of transfer of an ordinary share shall be signed, by or on behalf of the transferor and, unless the ordinary share is fully paid, or is a forfeited or surrendered ordinary share by or on behalf of the transferee. The board may, in its absolute discretion and without giving, any reason for its decision, refuse to register any instrument of transfer of a certificated ordinary share which is not fully paid up in the case of a class of ordinary shares which has been admitted to the Official List of the London Stock Exchange. The board may not refuse to register those ordinary shares if it would prevent dealings in the ordinary shares from taking place on an open and proper basis or on which we have a lien. Subject to the requirements of the U.K. Listing Authority, the board may also refuse to register any instrument of transfer unless:

  •
  it is lodged, duly stamped, if stampable, at the registered office or at another place the board may appoint accompanied by the ordinary share certificate for the ordinary shares to which it relates and any other evidence, if any, the board may reasonably require to show the right of the transferor to make the transfer;

  •
  it is in respect of only one class of ordinary shares; and

  •
  it is in favor of not more than four transferees as joint holders.

        We shall register the transfer of any ordinary shares held in uncertificated form in accordance with the statutes. The board may, in its absolute discretion and without giving any reason for its decision, refuse to register any transfer of an uncertificated ordinary share where permitted by the statutes.

        If the board refuses to register a transfer of an ordinary share, it shall give the transferee notice of its refusal within two months after the date on which the instrument of transfer was lodged with us or the operator-instruction was received, as the case may be. The board may suspend the registration of transfers of any ordinary shares or any class of ordinary shares at such times and for such periods, not exceeding 30 days in any year, as it may determine, the registration of transfers of any ordinary shares or any class of ordinary shares which are for the time being participating securities, however, may only be suspended as permitted by the statutes.

Disclosure of interests in ordinary shares

        If the holder of or other person appearing to be interested in any of our ordinary shares has been given a notice under section 212 of the U.K. Companies Act 1985 and, in respect of that ordinary share, has been in default for a period of fourteen days after notice has been given in supplying to us the information thereby required, then certain restrictions shall apply. The restrictions available are the suspension of voting or other rights conferred by membership in relation to our meetings in respect of the relevant ordinary shares. In addition, in the case of a shareholding representing at least 0.25% of the class of ordinary shares concerned, restrictions include the withholding of payment of dividends on, and the restriction of transfers of, the relevant ordinary shares. The restrictions on transfer shall not prejudice the right of either the member holding the ordinary shares or, if different, any person having a power of sale over those ordinary shares to sell or agree to sell those ordinary shares under an exempt transfer.

Changes in ordinary share capital

        Subject to the statutes and without prejudice to any rights attached to any existing ordinary shares or class of shares, we may issue any ordinary share with rights or restrictions as we may by ordinary resolution determine or, subject to and in default of such determination, as the board shall determine. Subject to the provisions of the statutes and without prejudice to any rights attached to any existing ordinary shares, we may issue ordinary shares which are, or at our option or the holder are liable, to be redeemed. Subject to the provisions of the statutes and the articles, unissued shares, including ordinary shares, are at the disposal of the board.

        We may by ordinary resolution:

  •
  increase our share capital;

  •
  consolidate and divide all or any of our share capital into ordinary shares of larger amounts than our existing ordinary shares; subject to the statutes, subdivide our ordinary shares, or any of them, into ordinary shares of a smaller amount than is fixed by our memorandum or articles; and

  •
  cancel any ordinary shares which have not been taken or agreed to be taken by any person and diminish the amount of our ordinary share capital by the amount of the ordinary shares cancelled.

        Whenever any members are entitled to fractions of an ordinary share as a result of a consolidation and division or sub-division of ordinary shares, our board may deal with the fractions as it thinks fit.

        Subject to the statutes and to any relevant rights attached to any class of ordinary shares, we may by special resolution reduce our ordinary share capital, any capital redemption reserve and any ordinary share premium account. We may also, subject to the statutes, the requirements of the U.K. Listing Authority, and the rights attached to any class of ordinary shares, purchase our own ordinary shares.

Variation of rights

        If at any time our capital is divided into different classes of shares, all or any of the rights for the time being attached to any class of shares, including ordinary shares in issue may from time to time, whether or not we are being wound up, be varied in the manner as those rights may provide or, if no such provision is made, either with the consent in writing of the holders of three-fourths in nominal value of the issued shares of that class or with the authority of an extraordinary resolution passed at a separate general meeting of the holders of those ordinary shares.

        Unless otherwise expressly provided by the rights attached to any class of shares, including ordinary shares, those rights shall not be deemed to be varied by the creation or issue of further shares, including ordinary shares, ranking pari passu with them or by the purchase or redemption by us of any of our own shares, including ordinary shares.

Lien and forfeiture

        We will have a first and paramount lien on every partly paid share, not being a fully paid share, including ordinary shares, for all amounts payable to us, whether presently or not in respect of that ordinary share. Subject to our articles, the board may call any money unpaid on ordinary shares and may forfeit shares, including ordinary, shares on which calls payable are not duly paid. The forfeiture shall include all dividends declared and other money payable in respect of the forfeited ordinary share which have not been paid before the forfeiture.

Directors' interests

        A director shall not vote, or be counted in the quorum at a meeting, in relation to any resolution relating to any contract or arrangement or other proposal in which he has an interest which, together with any interest of any person connected to him, is, to his knowledge, a material interest. If he purports to do so, his vote shall not be counted, but the prohibition shall not apply and a director may vote and be counted in the quorum in respect of any resolution concerning any one or more of the following matters:

  •
  Any contract in which he is interested by virtue of an interest in shares, including ordinary shares, debentures or other of our securities or otherwise in or through us;

  •
  The giving of any guarantee, security or indemnity in respect of money lent or obligations incurred by him or by any other person at the request of, or for the benefit of, us or any of our subsidiaries or any of our debt, or obligation, or any of our subsidiaries for which he himself has assumed responsibility in whole or in part, either alone or jointly with others, under a guarantee or indemnity or by the giving of security;

  •
  Any issue or offer of our shares, including ordinary shares, debentures or other securities or any of our subsidiaries in respect of which he is or may be entitled to participate in his capacity as a holder of any of these securities or as an underwriter or sub-underwriter;

  •
  Any contract concerning any other company in which he and any connected persons do not, to his knowledge, hold an interest in ordinary shares, within the meaning of sections 198 to 211 of the U.K. Companies Act 1985, representing 1% or more of any class of the equity share capital of that company or of the voting rights available to members of that company;

  •
  Any arrangement for the benefit of our employees or any of its subsidiaries which does not accord to him any privilege or benefit not generally accorded to the employees to whom the arrangement relates; and

  •
  The purchase or maintenance of insurance for the benefit of directors or for the benefit of persons including directors.

        A director shall not vote, or be counted in the quorum at a meeting, in respect of any resolution concerning his own appointment, including fixing or varying its terms, or the termination of his own appointment, as the holder of any office or place of profit with us or any other company in which we are interested.

Remuneration of directors

        The fees of the non-executive directors for their services, excluding amounts payable under any other provision of our articles described below, shall not exceed in aggregate £1.5 million per annum or such higher amount as we may from time to time by ordinary resolution determine. Each non-executive director shall be paid a fee, which shall be deemed to accrue from day to day, at such rate as may from time to time be determined by the board. Any director who is appointed to any executive office shall be entitled to receive such remuneration as the board may determine.

        Any director who does not hold executive office and who serves on any committee of the board, who by the request of the board goes or resides abroad for any purpose of ours or otherwise performs special services which in the opinion of the board are outside the scope of the ordinary duties of a non-executive director, may, without prejudice to the preceding paragraph, be paid extra remuneration by way of salary, commission or otherwise as determined by the board.

        The board may exercise all of our powers to pay, provide or procure the grant of benefits, whether by the payment of gratuities, pensions or by insurance or otherwise, for:

  •
  any past or present director or employee of ours or any company which is or was our holding company, subsidiary or associated company;

  •
  for any member of his family, including a spouse and a former spouse, or any person who is or was dependent on him; and

  •
  may, as well before as after he ceases to hold such office or employment, contribute to any fund and pay premiums for the purchase or provision of any such benefit.

        Without the prior approval by ordinary resolution of our shareholders in general meeting, no bonus arrangement or scheme or any long-term incentive scheme for persons who are participants in the management plan, described herein, other than participants who are eligible to receive commission and/or bonus payments that relate to sales, shall be introduced within the period commencing with the date on which our articles come into force and ending on the date on which all the tranches of options granted in the initial grant under the management plan have either lapsed or become capable of exercise.

        We may pay the directors all traveling, hotel and other expenses properly incurred by them in attending meetings of the board or committees of the board or general meetings or otherwise in connection with the discharge of their duties.

Appointment and retirement of directors

        We may appoint directors by ordinary resolution or the board may appoint them. Unless otherwise determined by ordinary resolution, the number of directors other than alternate directors shall not be less than three nor more than twenty-four in number. At each annual general meeting any director then in office who has been appointed by the board since the previous annual general meeting or at the date of the annual general meeting would have held office for more than three years since we appointed or last re-appointed him in general meeting shall retire from office but shall be eligible for re-appointment.

        A director shall retire at the first annual general meeting following the birthday at which he attains 70 years of age. A director may be re-appointed after attaining 70 years of age provided that we appoint him in general meeting, special notice is given of the resolution appointing the director and the notice states the age of the prospective director. A director who is re-appointed after attaining 70 years of age must retire at every annual general meeting thereafter but may be re-appointed in accordance with the procedure set out above.

Borrowing powers

        The board may exercise all our powers to borrow money, to guarantee, to indemnify, to mortgage or charge all or any part of its undertaking, property, assets, both present and future, and uncalled capital, and to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of ours or of any third party. The board shall restrict our borrowings and exercise all voting and other rights or powers of control exercisable by us in relation to our subsidiaries, if any. In so doing the board must ensure that the aggregate principal amount outstanding at any time in respect of all borrowings by our group, exclusive of any intergroup borrowings, after deducting the amount of cash at the bank and in hand will not, without the previous authority of us in general meeting, exceed the higher of two times adjusted capital and reserves, as defined in our articles, or £1.5 billion, or any higher limit fixed by ordinary resolution which is applicable at the relevant time.

        The limits set out above shall be deemed not to have been breached until the amount of borrowings has exceeded that limit for 30 consecutive days. This provision overrides all other provisions of the relevant article.

Indemnity of officers

        Subject to the statutes but without prejudice to any indemnity to which a director may otherwise be entitled, every one of our directors or other officers, excluding an auditor, shall be indemnified out of our assets against any liability incurred by him in defending any proceedings whether criminal or civil if:

  •
  judgment is given in his favor;

  •
  proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part; or

  •
  he is acquitted or in connection with any application in which relief is granted to him by the court from liability for negligence, default, breach of duty or breach of trust in relation to our affairs.

Untraced shareholders

        We shall be entitled to sell, at the best price reasonably obtainable, the ordinary shares of a member or the ordinary shares to which a person is entitled by transmission provided that:

  •
  during a period of twelve years prior to the date of advertising our intention to sell those ordinary shares at least three dividends in respect of those ordinary shares have been declared and all dividend warrants and checks sent have remained uncashed;

  •
  as soon as practicable after the expiration of the period referred to above we insert advertisements in a national daily newspaper and in a newspaper circulating in the area of the last known address of the member or other person giving notice of our intention to sell the ordinary shares;

  •
  during the period referred to above and the period of three months following the publication of the advertisements referred to above, we receive no indication of the whereabouts or existence of the member or other person; and

  •
  if the ordinary shares are traded on the London Stock Exchange's market for listed securities, we give notice to the London Stock Exchange of our intention to sell the ordinary shares prior to publication of the advertisements referred to above.

        The net proceeds of the sale shall belong to us. We shall be obliged to account to the former member or other person previously entitled to the ordinary shares for an amount equal to the proceeds as our creditor.

Notices to members

        Except where otherwise expressly provided within the articles, any notice to be given to or by any person under our articles shall be in writing or, to the extent permitted by the statutes and subject to the articles, contained in an electronic communication. The board may from time to time specify the form and manner in which a notice may be given to the members by electronic means. A notice may be given to the members by electronic means only if it is given in accordance with the requirements specified by the board.

        We may give or serve a notice in writing, document or other communication to any member either personally or by sending it through the mail addressed to the member at his registered address or by leaving it at that address. A member whose registered address is not within the United Kingdom shall be entitled to have notices given to him at the date of that address if, at the time of giving that notice, he is the registered holder of 1% or more of our issued capital. Any other member whose registered address is not within the United Kingdom and who gives us an address within the United Kingdom at which notices may be given to him shall be entitled to have notices given to him at that address but, unless he does so, shall not be entitled to receive any notice from us.

DESCRIPTION OF WARRANTS

        We issued the warrants pursuant to a deed poll dated May 18, 2003. The following description is a summary of the material terms of the warrants and the deed poll. It does not restate the deed poll in its entirety. You should be aware that the deed poll, and not this description, defines the rights of the holders of the warrants.

Definitions

        Certain defined terms relating to the warrants are set out below. You should refer to the deed poll for a full disclosure of all those terms as well as any capitalized terms used in this description for which no definition is provided.

"certificated" means a security which is not in uncertificated form;

"Crest regulations" means the Uncertificated Securities Regulations 2001 (SI 2001/3755), as amended;

"current market price" means, in respect of an ordinary share at a particular date, the average of the bid and offer quotations published by, or derived from, the relevant stock exchange for one ordinary share for the five consecutive dealing days ending on the dealing day immediately preceding that date; provided that if at any time during the five day period the ordinary shares were quoted ex-dividend, or ex-any other entitlement, and during some other part of that period the ordinary shares were quoted cum-dividend, or cum-any other entitlement, then:

  (a)
  if the ordinary shares to be issued do not rank for the dividend, or other entitlement, in question, the quotation on the dates on which the ordinary shares were quoted cum-dividend, or cum-any other entitlement, will for the purpose of this definition be deemed to be the amount thereof reduced by an amount equal to the amount of that dividend or other entitlement, where it is a cash dividend or entitlement, or, as the case may be, the fair market value of that dividend or other entitlement, where it is not a cash dividend or entitlement, per ordinary share as at the date of that dividend or entitlement, excluding any associated tax credit and less the tax, if any, falling to be deducted on payment thereof to a resident of the United Kingdom; or

  (b)
  if the ordinary shares to be issued do rank for the dividend, or other entitlement, in question, the quotations on the dates on which the ordinary shares were quoted ex-dividend, or ex-any other entitlement, will for the purpose of this definition be deemed to be the amount thereof increased by such similar amount, and provided further that if the ordinary shares on each of the five dealing days were quoted cum-dividend, or cum-any other entitlement, in respect of a dividend, or other entitlement, which has been declared or announced but the ordinary shares to be issued do not rank for that dividend, or other entitlement, the quotations on each of those dates will be deemed to be the amount thereof reduced by an amount equal to the amount of that dividend or other entitlement, where it is a cash dividend or entitlement, or, as the case may be, the fair market value of that dividend or other entitlement, where it is not a cash dividend or entitlement, per ordinary share as at the date of announcement of the dividend or entitlement, excluding any associated tax credit and less the tax, if any, falling to be deducted on payment thereof to a resident of the United Kingdom;

"dealing day" means a day on which the relevant stock exchange is open for business and ordinary shares may be dealt in on the relevant stock exchange;

"deed poll" means the instrument by way of a deed poll dated May 18, 2003 and executed by us under which the warrants are constituted;

"dividend" means any dividend or distribution, whether of cash, assets or other property, and whenever paid or made and however described, and for these purposes a distribution of assets includes without limitation an issue of shares or other securities credited as fully or partly paid up, other than an issue of ordinary shares by way of capitalization of profits or reserves falling within the anti-dilution adjustment described under the caption "Anti-Dilution Adjustments—Capitalization of Profits or Reserves";

"equity share capital" has the meaning ascribed to it in the U.K. Companies Act 1985;

"exercise date" means the London business day next following the date on which the requirements relating to the exercise of warrants in the terms of the deed poll have been complied with in full or, if later, the date on which we actually receive payment in accordance with the terms of the deed poll;

"extraordinary resolution" means a resolution passed at a meeting of the warrant holders duly convened and held and carried by a majority consisting of not less than three-fourths of the votes cast upon a show of hands or, if a poll is duly demanded, by a majority consisting of not less than three-fourths of the votes cast on a poll;

"fair market value" means, with respect to any property on any date, the independently determined fair market value of that property provided that:

  (a)
  the fair market value of a cash dividend paid or to be paid shall be the amount of the cash dividend;

  (b)
  where options, warrants or other rights are publicly traded in a market of adequate liquidity, as independently determined, the fair market value of the options, warrants or other rights will equal the arithmetic mean of the daily closing prices of the options, warrants or other rights during the period of five trading days on the relevant market commencing on the first trading day those options, warrants or other rights are publicly traded, or a shorter period as those options, warrants or other rights are publicly traded;

  (c)
  where options, warrants or other rights are not publicly traded, as previously stated, the fair market value of the options, warrants or other rights will be as independently determined on the basis of a commonly accepted market valuation method and taking account of factors as are independently determined to be appropriate, including the market price per ordinary share, the dividend yield of an ordinary share, the volatility of the market price, prevailing interest rates and the terms of the options, warrants or other rights, including as to the expiry date and exercise price, if any, thereof; and

  (d)
  in the case of (a), converted into pounds sterling, if declared or paid in a currency other than pounds Sterling, at the rate of exchange used to determine the amount payable to shareholders who were paid or are to be paid the cash dividend in pounds sterling; and in the absence of a stated rate of exchange and in the case of (b) and (c), the fair market value converted into pounds sterling, if expressed in a currency other than pounds sterling, at such rate of exchange independently determined to be the spot rate at the close of business on that date, or if no rate is available on that date the equivalent rate on the immediately preceding date on which the rate is available.

"High Court" means the High Court of Justice of England and Wales;

"independently determined" means determined by an independent investment bank of international repute in London we select and acting as an expert;

"London business day" means a day, other than a Saturday or Sunday, on which commercial banks and foreign exchange markets are open for business in London;

"official list" means the official list of the United Kingdom Listing Authority for the purposes of Part VI of the Financial Services and Markets Act 2000;

"operator" means CREST Co. Limited or any additional or alternative operator from time to time approved by us in relation to the warrants and in accordance with the CREST regulations;

"operator register" means the operator register of corporate securities, as defined in the CREST regulations;

"register" means the register of warrant holders holding warrants in certificated form required to be maintained under the deed poll;

"registrar" means Computershare Investor Services plc or any other person whom we appoint to maintain the register at any time;

"registrar of companies" means the registrar or other officer performing under the U.K. Companies Act 1985 the duty of registration of companies in England and Wales and including a deputy registrar;

"relevant stock exchange" means at any time, in respect of the ordinary shares, the official list and/or, as the context requires, the market for listed securities of the London Stock Exchange or, if the ordinary shares are not at that time so listed, the principal stock exchange or securities market on which the ordinary shares are then listed or quoted or dealt in;

"securities" includes, without limitation, shares in our share capital;

"specified number" means, in relation to each warrant, one ordinary share, unless there has been an adjustment to the number of ordinary shares issuable on exercise of a warrant under the terms of the deed poll, in which case it means such adjusted number of ordinary shares issuable on exercise of each warrant as has, from time to time, been determined in accordance with that clause (following our share consolidation which became effective on September 9, 2003, the specified number has been adjusted to one-fifth of an ordinary share);

"specified office" means the office of the registrar specified below or any other office of the registrar which may from time to time be notified to warrant holders in accordance with the terms of the deed poll;

"subscription period" means the period commencing on, and including, the date following the day upon which warrants are first issued under the deed poll and expiring on, and including, the day four years after that date, or, if that is not a London business day, the preceding London business day;

"subscription price" means the amount payable in respect of each specified number of ordinary shares for which the holder of one warrant is entitled upon exercise of the warrant to require the subscription, such amount being 150p per specified number of ordinary shares or other amounts as may for the time being be applicable in accordance with the provisions of the terms of the deed poll;

"subscription rights" means the subscription rights in respect of ordinary shares granted by us to warrant holders under the deed poll, or any of those rights as are for the time being outstanding;

"subsidiary" means any subsidiary within the meaning of the U.K. Companies Act 1985;

"supervisors" means the persons holding office as supervisors of our scheme of arrangement from time to time;

"stock exchange" means the London Stock Exchange plc or any other body to which its functions have been transferred, or, to the extent the ordinary shares are no longer listed, quoted or admitted to trading on the London Stock Exchange plc, such other body on which the ordinary shares are listed, quoted or admitted to trading;

"uncertificated" means a security which is for the time being recorded on the relevant operator register as being held in CREST, and title to which, by virtue of the CREST Regulations, may be transferred by way of CREST;

"warrant certificates" means the certificates to be issued in the name of warrant holders holding their warrants in certificated form substantially in the form set out in the deed poll, as from time to time modified in accordance with the provisions set out in the deed poll;

"warrant exercise notice" means a notice substantially in the form set out on the reverse of each warrant certificate which must be completed in order to exercise the warrant comprised in that warrant certificate or, in the case of warrants held in uncertificated form, the form of notification as complies with the terms of the deed poll;

"warrant holder" means, in relation to any warrant held in uncertificated form, the accountholder and, in relation to any warrant in certificated form, the person or persons who is or are for the time being registered in the register as the holder or joint holders of a warrant; and

"warrants" means the rights created by the deed poll entitling the warrant holders, upon the valid exercise of those rights, to subscribe for ordinary shares on the terms set out in the deed poll and in the clauses.

Exercise of Warrants

        Each warrant may be exercised at any time during the subscription period by either:

  •
  in the case of warrants held in uncertificated form, arranging for the payment in our favor, through CREST, of the aggregate subscription price for the ordinary shares being subscribed and sending to the registrar, via the operator, a warrant exercise notice, which is a properly authenticated dematerialized instruction.

  •
  in the case of warrants in certificated form, by delivery of the warrant certificate evidencing title to the warrant to the specified office during normal business hours on any London business day together with the warrant exercise notice endorsed on it duly completed and executed and accompanied by payment in our favor.

        The exercise of warrants will be irrevocable and must be made subject to, and in compliance with, any applicable fiscal and other laws and regulations for the time being in force and upon payment of any taxes, duties and other governmental charges payable by reason of the exercise, other than United Kingdom taxes and duties imposed on us.

        Payment by a warrant holder on the exercise of any warrant will be made by the payment in pounds sterling of the subscription price applicable on the exercise date either, in the case of warrants held in uncertificated form, through CREST in accordance with CREST regulations or, in the case of warrants in certificated form, by cheque sent to the registrar, in each case in our favor.

        Notwithstanding anything herein to the contrary, unless satisfied that the exemption from registration provided by Regulation S under the Securities Act is available, our directors may in their discretion refuse to permit any warrant holder to exercise his subscription rights:

  •
  at any time when a registration statement under the Securities Act is not effective with respect to the exercise and the issuance of ordinary shares arising on such exercise; or

  •
  during any blackout period imposed as described below.

        In the event that, in the opinion of our directors, it is advisable to suspend use of the registration statement or the prospectus forming a part of the registration statement, due to:

  •
  any request by the SEC or any other US federal or state governmental authority for amendments or supplements to a registration statement or related prospectus or for additional information;

  •
  the issuance by the SEC or any other US federal or state governmental authority of any stop order suspending the effectiveness of a registration statement or the initiation or threat of any proceedings for that purpose;

  •
  the receipt by us of any notification with respect to the suspension of the qualification or exemption from qualification of any of the ordinary shares for sale in any jurisdiction or the initiation or threat of any proceeding for that purpose;

  •
  the existence of any fact or the happening of any event which makes any statement of a material fact in the registration statement or related prospectus or any document incorporated or deemed to be incorporated therein by reference untrue or which would require the making of any changes in the registration statement or prospectus in order that, in the case of the registration statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

  •
  our directors' determination that a post-effective amendment to the registration statement would be appropriate; or

  •
  pending material corporate developments or similar material events that have not yet been publicly disclosed and as to which our directors believe public disclosure will be prejudicial to us.

        We shall give written notice to the registrar to the effect of the foregoing and to the effect that the warrants may not be exercised during the time period as may be specified in that notice, a blackout period. In the event that the warrant holder seeks to exercise his subscription rights during a blackout period, the registrar will notify the warrant holder that a blackout period is in effect. In no event will we impose a blackout period within sixty (60) days prior to the expiration of the subscription period.

        We and the registrar reserve the right to delay taking any action on any particular instructions from the warrant holder if the registrar considers that it needs to do so to obtain further information from the warrant holder or to comply with any legal or regulatory requirement binding on it, including the obtaining of evidence of identity to comply with money laundering regulations, or to investigate any concerns it may have about the validity of or any other matter relating to the instruction.

        If a warrant has been properly exercised, we shall allot the specified number of ordinary shares issuable on the exercise of the relevant warrants not later than ten (10) London business days after the exercise date. All ordinary shares so allotted will be fully paid and will rank pari passu in all respects with the other fully paid ordinary shares in issue on the exercise date, and will accordingly entitle the holders of those ordinary shares to participate in full in all dividends and distributions paid or made on the ordinary shares after the exercise date, other than any dividend or other distribution which previously has been announced, declared, recommended or resolved by our directors to be paid or made on the ordinary shares, the record date for which is prior to the exercise date and notice of the intended dividend or other distribution and of the record date has been given in accordance with the rules of the stock exchange prior to the exercise date.

        In the case of warrants in uncertificated form, ordinary shares arising on exercise of any warrants will be allotted and issued in uncertificated form and credited by the operator, in accordance with our instructions and CREST regulations, to the CREST stock accounts of the person or persons designated in the relevant warrant exercise notice within ten (10) London business days after the exercise date. In the case of the exercise of warrants in certificated form, we will by not later than twenty (20) London business days after the allotment procure the issue of a share certificate in the name of the person stated in the warrant exercise notice and send, or procure the sending of, the certificate to the person at the address stated in the warrant exercise notice or otherwise as directed in accordance with the warrant exercise notice by ordinary post at the risk of the person entitled to the ordinary shares.

        No exercise of warrants will result in the issue of a fraction of an ordinary share, including, for the avoidance of doubt, by virtue of a retroactive adjustment. If a warrant holder exercising his warrants would, but for the preceding sentence and after aggregating all warrants being exercised by him, be entitled to receive a number of ordinary shares which includes a fraction of ordinary shares, the warrant holder's entitlement to receive that number of shares will be rounded down to the nearest integral number of ordinary shares to exclude fractions, whereupon he will be paid the amount, in sterling, equal to the value of the fraction of ordinary share forgone, as we determine. That payment will be made, in each case subject to any applicable exchange control or other laws or regulations.

Covenants

        While any subscription rights remain exercisable, except with the approval of an extraordinary resolution, we will:

  (1)
  keep available at all times for issue free from pre-emptive rights out of our authorized but unissued share capital the aggregate specified number of ordinary shares as would be issued if all of the warrants and all other rights of subscription for and exercise into ordinary shares were to be exercised;

  (2)
  not issue or pay up any securities, in either case by way of capitalization of profits or reserves, other than:

  (a)
  by the issue of fully paid ordinary shares to the holders of ordinary shares and other holders of shares in our capital which by their terms entitle the holders thereof to receive ordinary shares on a capitalization of profits or reserves;

  (b)
  by the issue of ordinary shares paid up in full out of profits or reserves, in accordance with applicable law, and issued wholly, ignoring fractional entitlements, in lieu of the whole or part of a cash dividend; or

  (c)
  by the issue of fully paid equity share capital, other than ordinary shares, to the holders of equity share capital of the same class and other holders of shares in our capital which by their terms entitle the holders thereof to receive equity share capital, other than ordinary shares, on a capitalization of profits or reserves, unless, in any case where, the same gives rise, or would, but for the fact that the adjustment would be less than one percent of the subscription price then in effect, give rise, to an adjustment of the subscription price or the specified number on exercise of each warrant;

  (3)
  not in any way modify the rights attaching to the ordinary shares with respect to voting, dividends or liquidation, nor issue any other class of equity share capital carrying any rights which are more favorable than such rights, except that this provision shall not prevent:

  (a)
  the issue of any equity share capital to employees, including directors holding executive office, whether our or any of our subsidiary or associated companies, by virtue of their office or employment under any scheme or plan approved by us in general meeting or which is established under a scheme or plan which is or has been approved;

  (b)
  any consolidation or subdivision of the ordinary shares or the conversion of any ordinary shares into stock or vice versa;

  (c)
  any modification of rights which is independently determined not to be materially prejudicial to the interests of the warrant holders;

  (d)
  without prejudice to any rule of law or legislation, including regulations made under the UK Companies Act 1989 or any other provision of that or any other legislation, the conversion of ordinary shares into, or the issue of any ordinary shares in, uncertificated form, or the conversion of ordinary shares in uncertificated form into certificated form, or any amendment of our articles of association made in connection with the matters described under this caption "Covenants" or which is supplemental or incidental to any of the foregoing, including any amendment made to enable or facilitate procedures relating to such matters and any amendment dealing with the rights and obligations of holders of securities, including ordinary shares, dealt with under those procedures;

  (e)
  any issue of equity share capital where the issue of the equity share capital results, or would, but for the fact that the adjustment would be less than one percent of the subscription price then in effect or that the consideration per ordinary share receivable therefor is at least 95 percent of the current market price per ordinary share, otherwise result, in an adjustment of the subscription price and/or the specified number; or

  (f)
  any issue of equity share capital or modification of rights attaching to the ordinary shares where prior thereto it was independently determined what, if any, adjustments should be made to the subscription price and/or the specified number as being fair and reasonable to take account thereof and the determination concludes either that no adjustment is required or that an adjustment resulting in a reduction of the subscription price is required and/or an increase in the specified number is required and, if so, the new subscription price and/or specified number as a result thereof and the basis upon which adjustment is to be made and, in any such case, the date on which the adjustment will take effect, and so that the adjustment will be made and take effect accordingly;

  (4)
  procure that no securities, whether issued by us or any of our subsidiaries or procured by us or any of our subsidiaries to be issued, issued without rights to convert into or exchange or subscribe for or purchase ordinary shares will subsequently be granted rights exercisable at a consideration per ordinary share which is less than 95 percent of the current market price per ordinary share at close of business on the dealing day last preceding the date of the announcement of the proposed inclusion of those rights unless the same gives rise, or would, but for the fact that the adjustment would be less than one percent of the subscription price then in effect, give rise, to an adjustment of the subscription price and/or the specified number pursuant to the anti-dilution adjustments described below and that at no time will there be in issue ordinary shares of differing nominal values, except where the ordinary shares have the same economic rights;

  (5)
  not make any issue, grant or distribution or take any other action if the effect thereof would be that, on the exercise of a warrant, ordinary shares would, but for the provisions of the anti-dilution adjustments described below, have to be issued at a discount to their par value or otherwise could not, under any applicable law then in effect, be legally issued as fully paid;

  (6)
  not reduce our issued share capital, share premium account or capital redemption reserve or any uncalled liability in respect thereof, except:

  (a)
  under the terms of issue of the relevant share capital;

  (b)
  by means of a purchase or redemption of our share capital to the extent permitted by applicable law;

  (c)
  as permitted by the U.K. Companies Act 1985;

  (d)
  where the reduction does not involve any distribution of assets and is effected by way of cancellation for the purposes of a scheme of arrangement under the U.K. Companies Act 1985;

  (e)
  by way of transfer of reserves as permitted under applicable laws;

  (f)
  solely in relation to a change in the currency in which the nominal amount of the ordinary shares is expressed;

  (g)
  where the reduction is permitted by applicable law and it is independently determined that the interests of warrant holders would not be prejudiced by those reduction; or

  (h)
  where the reduction results in, or would, but for the fact that the adjustment would be less than one percent of the subscription price then in effect, result in, an adjustment to the subscription price and/or the specified number; and

  (7)
  endeavor to ensure that the ordinary shares issued upon exercise of any warrant will be admitted to the official list and will be listed, quoted or traded on any other stock exchange or securities market on which the ordinary shares may then be listed or quoted or traded.

Anti-Dilution Adjustments

        The subscription price or the specified number will be adjusted in the following circumstances described below.

        Consolidation or Subdivision.    If there is an alteration to the nominal value of the ordinary shares as a result of consolidation or sub-division, the specified number will be adjusted in accordance with the following formula:

the specified number after adjustment	=	the specified number prior to adjustment	×	the number of ordinary shares outstanding immediately following the triggering event the number of ordinary shares outstanding immediately before the triggering event

        Capitalization of Profits or Reserves.    If and whenever we issue any ordinary shares credited as fully paid to the shareholders by way of capitalization of profits or reserves, including any share premium account or capital redemption reserve, other than ordinary shares issued wholly, ignoring fractional entitlements, in lieu of the whole or part of a cash dividend which the shareholders would or could otherwise have received, the specified number shall be adjusted in accordance with the following formula:

the specified number after adjustment	=	the specified number prior to adjustment	×	the number of ordinary shares outstanding immediately following the triggering event the number of ordinary shares outstanding immediately before the triggering event

        Other Events.    If we determine that an adjustment should be made to the subscription price and/or the specified number as a result of one or more events or circumstances not referred to above, we shall, at our own expense and acting reasonably, have independently determined, as soon as practicable, what adjustment, if any, to the subscription price and/or the specified number is fair and reasonable to take account thereof and the date on which such adjustment should take effect and upon that determination the adjustment, if any, shall be made and shall take effect in accordance with that determination. No adjustment will be made where the effect would be to vary the subscription price by less than one percent.

        On any adjustment to the subscription price, we will round the resultant subscription price, if not an integral multiple of one penny, to the nearest whole penny, with 0.5 pence being rounded upwards. We will make no adjustment to the subscription price where the adjustment, rounded if applicable, would be less than one percent of the subscription price then in effect. We shall carry forward any adjustment not required to be made, and any amount by which the subscription price has been rounded, and take into account in any subsequent adjustment, but we will make the subsequent adjustment on the basis that the adjustment not required to be made had been made at the prior relevant time. We will give notice of any adjustments to the subscription price or specified number to the warrant holders as soon as practicable after the determination thereof.

        We will make no adjustment to the subscription price or the specified number where ordinary shares or other securities, including rights, warrants or options, are issued, offered, exercised, allotted, appropriated, modified or granted to employees, including directors who are our, one of our subsidiaries or one of our associated companies executive officers under any employees' share scheme, as defined in the U.K. Companies Act 1985 or any modification or re-enactment thereof.

        Notwithstanding any other provision, we will not reduce the subscription price or adjust the specified number so that, on exercise of the warrants, ordinary shares would be issued at a discount to their nominal value.

        Where more than one event which gives or may give rise to an adjustment to the subscription price or the specified number occurs within such a short period of time that it is independently determined that a modification to the operation of the adjustment provisions is required in order to give the intended result, the modification will be made to the operation of the adjustment provisions as may be advised by an investment bank to be in its opinion appropriate to give that intended result.

        Where the circumstances giving rise to any adjustment have already resulted or will result in an adjustment to the subscription price and/or the specified number or where the circumstances giving rise to any adjustment arise by virtue of any other circumstances which have already given or will give rise to an adjustment to the subscription price and/or the specified number, the modification will be made to the operation of the adjustment provisions as may be independently determined to be appropriate to give the intended result.

        Except in the case of manifest or proven error, a certificate providing the independently determined adjustment will be conclusive and binding on all concerned if any doubt arises as to the appropriate adjustment to the subscription price and/or the specified number.

        If the exercise date in relation to any warrant is after the record date for any issue of shares described under the caption "Capitalization of Profits or Reserves", but before the adjustment becomes effective, such adjustment being referred to as a retroactive adjustment, we shall, conditional upon the retroactive adjustment becoming effective, procure that there will be allotted to the relevant warrant holder, additional ordinary shares as, together with the ordinary shares allotted or to be allotted to the relevant warrant holder on exercise of the relevant warrant, is equal to the number of ordinary shares which would have been required to be allotted on exercise of such warrant if the relevant adjustment to the specified number, reflecting the adjustment triggering event, had in fact been made and became effective immediately after the relevant record date.

        For the purposes of the adjustments described above, references to any issue or offer to shareholders as a class by way of rights will be taken to be references to an issue or offer to all or substantially all shareholders by way of rights other than shareholders to whom, by reason of the laws of any territory or requirements of any recognized regulatory body or any other stock exchange in any territory or in connection with fractional entitlements, or any other disapplication right of our directors granted in our articles, it is determined not to make such issue or offer.

Provisions in Case of Winding Up

        If an effective resolution is passed during the subscription period for our voluntary winding up then:

  (1)
  if such winding up be for the purpose of a reconstruction or amalgamation under a scheme or arrangement to which the warrant holders have consented by means of a extraordinary resolution the terms of the scheme or arrangement will be binding on all the warrant holders; and

  (2)
  in any other case, we will publish a notice stating that a resolution has been passed and the warrant holder is entitled at any time within three months after the date the notice is published to elect by notice in writing to the specified office of the registrar to be treated as if he had, immediately before the date of the passing of the winding up resolution, exercised his warrants and he is entitled to receive out of the assets which would otherwise be available in the liquidation to the holders of ordinary shares, a sum, if any, as he would have received had he been the holder of and paid for the ordinary shares to which he would have become entitled by virtue of exercise, after deducting from such sum an amount equal to the moneys which would have been payable by him in respect of the ordinary shares if he had exercised his warrants, but nothing contained in this sub-clause has the effect of requiring the warrant holder to make any actual payment to us.

Meetings of Warrant Holders

        The provisions for convening meetings of warrant holders to consider any matter affecting their interests, including the modification by extraordinary resolution of the terms of the warrants, is set out in the deed poll.

        An extraordinary resolution duly passed in accordance with these provisions is binding on all warrant holders, whether present or not.

Taxes

        We will pay any United Kingdom stamp, issue, registration or similar taxes and any capital duties imposed on us in the United Kingdom:

  (1)
  in connection with the issue of ordinary shares on exercise of the subscription rights, except where the ordinary shares are issued to a person whose business is, or includes, issuing depositary receipts, or a nominee of or agent for that person, or a person whose business is, or includes, the provision of clearance services for the purchase or sale of chargeable securities, or a nominee of or agent for that person, or

  (2)
  payable upon the deed poll being produced in evidence in any proceedings in connection with the enforcement of the deed poll, the warrants or the subscription rights.

        For the avoidance of doubt, we are not responsible for the payment of any taxes, duties and other governmental charges as may be payable in relation to the transfer of a warrant, other than United Kingdom taxes and duties imposed on us.

Governing Law and Jurisdiction

        The warrants are governed by, and will be construed in accordance with, the laws of England.

        The English courts have exclusive jurisdiction to settle any dispute arising out of or in connection with the warrants and us and each warrant holder irrevocably submits to the exclusive jurisdiction of the English courts.

        We and each warrant holder have irrevocably waived any objection to the English courts on grounds that they are an inconvenient or inappropriate forum to settle any such dispute.

PLAN OF DISTRIBUTION

        We shall distribute the shares registered pursuant to the registration statement filed with this prospectus directly upon the exercise of the warrants to the holders of the warrants or as directed by holders at the time of such exercise. An aggregate of up to 10 million of our ordinary shares, subject to adjustment as described below, will be delivered in connection with the offering if all of the warrants are exercised. This offering is not underwritten nor is there an agent representing us in making this offering. The warrants will expire if they are not exercised by May 18, 2007. The offering is open on a continuing basis, subject to limited blackout periods described under "Description of Warrants", until the earlier of the following occur: all of the warrants are exercised, redeemed or purchased and, in each case, cancelled; or May 18, 2007, on which date the warrants will expire.

        Initially, one-fifth of an ordinary share will be issued upon the exercise of each warrant at an exercise price of 150 pence per one-fifth of a share, but that exercise ratio and exercise price may be adjusted under the terms and conditions of the warrants. No expenses will be specifically charged to the purchaser. Payment by and delivery to the holder of warrants will be made in accordance with the terms and conditions of the warrants. Please see "Description of Warrants".

        The following are the estimated expenses expected to be incurred in connection with the issuance and distribution of the securities registered under this registration statement:

Securities and Exchange Commission registration fee	£10,000
Accountants fees and expense	£600,000
Legal fees and expenses	£290,000
Printing and engraving costs	£235,000
Miscellaneous	£10,000

Total	£1,145,000

MARKET INFORMATION

        Our ordinary shares have been listed on the London Stock Exchange since May 19, 2003. Since that time, the highest closing market price has been 732.00 pence and the lowest closing market price has been 270.00 pence. ADRs representing our ordinary shares have been quoted on the NASDAQ National Market under the symbol MRCIY since October 2, 2003. Since that time, the highest closing market price has been 2,750 cents and the lowest closing market price has been 925 cents.

        The following table sets forth certain quarterly and monthly market prices for our ordinary shares on the London Stock Exchange and our ADRs on the over-the-counter market and NASDAQ National Market (since October 2, 2003) in the United States (as reported by Bloomberg).

	London Stock Exchange (Sterling pence)		ADRs(1) (U.S. dollars)
Period
	High	Low	High	Low
May 19, 2003–June 30, 2003(2)	342.50	270.00	11.70	9.25
July 1, 2003–September 30, 2003(2)	505.00	305.00	16.50	10.09
October 1, 2003–December 31, 2003	633.00	420.00	22.05	14.30
January 1, 2004–March 31, 2004	732.00	587.50	27.50	20.75
April 1, 2004–June 30, 2004	685.00	530.50	25.22	18.65
July 1, 2004–July 31, 2004	693.00	607.50	25.99	21.80
August 1, 2004–August 5, 2004	621.00	600.50	22.57	21.51

(1)
Each ADR represents 2 of our ordinary shares.

(2)
The pre-September market prices have been adjusted to reflect the five-for-one share consolidation that became effective on September 9, 2003.

January 2004	713.00	587.50	26.42	20.75
February 2004	732.00	651.50	27.50	23.67
March 2004	729.00	616.00	26.67	22.45
April 2004	685.00	601.00	25.22	21.00
May 2004	651.50	530.50	23.26	18.65
June 2004	677.50	637.00	24.70	23.18
July 2004	693.00	607.50	25.99	21.80
August 1, 2004–August 5, 2004	621.00	600.50	22.57	21.51

TAXATION

United States Federal Income Taxation

        The following summary describes material U.S. federal income tax consequences that may be relevant to the acquisition, ownership and disposition of our warrants, ordinary shares and/or ADRs. This summary addresses only U.S. federal income tax considerations for holders that acquire our warrants, ordinary shares and/or ADRs as a result of the transactions described in this document and that will hold our warrants, ordinary shares and/or ADRs as capital assets. This summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to acquire our warrants, ordinary shares and/or ADRs. In particular, this summary does not address tax considerations applicable to holders that may be subject to special tax rules including, without limitation, the following: (a) financial institutions; (b) insurance companies; (c) dealers or traders in securities or currencies; (d) tax-exempt entities; (e) persons that will hold our warrants, ordinary shares and/or ADRs as part of a "hedging" or "conversion" transaction or as a position in a "straddle" or as part of a "synthetic security" or other integrated transaction for U.S. federal income tax purposes; (f) persons that have a "functional currency" other than the U.S. dollar; (g) persons that own (or are deemed to own) 5% or more (by voting power) of our share capital; (h) regulated investment companies; and (i) persons who hold our warrants, ordinary shares and/or ADRs through partnerships or other pass-through entities. Further, this summary does not address alternative minimum tax consequences or the indirect effects on the holders of equity interests in a holder of our warrants, ordinary shares and/or ADRs.

        This summary is based on the Internal Revenue Code of 1986, as amended (the Code), U.S. Treasury regulations and judicial and administrative interpretations thereof, and the Convention Between the Government of the United States of America and the Government of the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains signed on July 24, 2001, with an amending protocol signed July 19, 2002, or the new treaty, replacing a treaty between the United States of America and the United Kingdom signed on December 31, 1975, or the old treaty, in each case as in effect and available on the date of this document. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

        Prospective holders should consult their own tax advisor with respect to the U.S. federal, estate, state, local, gift and other tax consequences of acquiring, owning and disposing of our warrants, ordinary shares and/or ADRs.

        U.S. Holders should also review the discussion below under "United Kingdom Taxation" for the U.K. tax consequences to a U.S. holder of our warrants, ordinary shares and/or ADRs.

        For purposes of this summary a "U.S. holder" is a beneficial owner of our warrants, ordinary shares and/or ADRs that is, for U.S. federal income tax purposes: (a) a citizen or resident of the United States; (b) a corporation or other entity treated as a corporation for U.S. tax purposes, created or organized in or under the laws of the United States or any state thereof, including the District of Columbia; (c) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust if (i) a court within the United States is able to exercise primary supervision over its administration and (ii) one or more U.S. persons have the authority to control all of the substantial decisions of such trust. If a partnership holds our warrants, ordinary shares or ADRs, the consequences to a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership holding our warrants, ordinary shares or ADRs should consult its tax advisor. A "Non-U.S. holder" is a beneficial owner of our warrants, ordinary shares or ADRs that is not a U.S. holder.

The Warrants

Consequences of exercise

        Upon the exercise of a warrant, a U.S. holder will not recognize gain or loss, except to the extent of cash, if any, received in lieu of the issuance of fractional ordinary shares, and will have a tax basis in our ordinary shares acquired pursuant to such exercise equal to that U.S. holder's tax basis in our warrant plus the exercise price of our warrant. The holding period for our ordinary shares so acquired will commence on the date of exercise of our warrant. Subject to the discussion "—Passive Foreign Investment Company considerations", if any cash is received in lieu of fractional ordinary shares, the U.S. holder will recognize gain or loss in an amount and of the same character that this U.S. holder would have recognized if she had received such fractional shares and then immediately sold them for cash back to us.

Sale, exchange and expiration of warrants

        Subject to the discussion "—Passive Foreign Investment Company considerations", the sale of a warrant will result in the recognition of capital gain or loss to the U.S. holder in a manner similar to that described below under "—Sale or other disposition of Marconi Corporation Shares and/or ADRs". It is unclear whether the repurchase of a warrant by us would be treated as a sale or exchange. If it were not so treated, any gain or loss to a U.S. holder on such repurchase would likely be treated as ordinary income or loss.

        If a warrant expires unexercised, a U.S. holder will generally recognize a capital loss equal to the U.S. holder's tax basis in the warrant. That capital loss may, subject to certain limitations, be used to offset capital gains, if any, otherwise realized by a U.S. holder.

Constructive distributions

        Under section 305 of the Code, adjustments to the exercise price or conversion ratio of the warrants which occur under certain circumstances, or the failure to make such adjustments, may result in the receipt of taxable constructive dividends by a U.S. holder. See "—The Marconi Corporation Shares and/or ADRs" below.

The Marconi Corporation Shares and/or ADRs

        The U.S. Treasury Department has expressed concern that depositaries for depositary receipts, or other intermediaries between the holders of shares of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of U.S. foreign tax credits by U.S. holders of such receipts or shares. Accordingly, the analysis regarding the availability of a U.S. foreign tax credit for U.K. taxes and sourcing rules described below could be affected by future actions taken by the U.S. Treasury Department.

Distributions

        Subject to the discussion "—Passive Foreign Investment Company considerations", the gross amount of any distributions of cash or property, including any amounts withheld in respect of any applicable withholding tax and the tax credit amount, as described below, that are actually or constructively received by a U.S. holder with respect to our ordinary shares and/or ADRs will be a dividend includible in gross income of a U.S. holder as ordinary income to the extent of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Dividends paid on our ordinary shares and/or ADRs generally will constitute income from sources outside the United States and will not be eligible for the "dividends received" deduction.

        A distribution to a U.S. holder in excess of our current and accumulated earnings and profits will be treated first as a non-taxable return of capital to the extent of that U.S. holder's adjusted tax basis in our ordinary shares or ADRs, as the case may be, and any distribution in excess of such basis will constitute capital gain from the sale or exchange of property, and will be long-term capital gain (taxable at a reduced rate for individual holders, trusts or estates) if our ordinary shares or ADRs, as applicable, were held for more than one year.

        We do not maintain our calculations of our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. holder should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The amount of any distribution of property other than cash will be the fair market value of the property on the date of the distribution.

        Under recently enacted U.S. legislation, the new U.S. tax legislation, certain dividends received by individual U.S. Holders after December 31, 2002, will be subject to a maximum income tax rate of 15%. This reduced income tax rate is only applicable to dividends paid by "qualified corporations" and only with respect to shares held by a qualified U.S. holder (i.e., an individual) for a minimum holding period (generally, 61 days during the 120-day period beginning 60 days before the ex-dividend date). We should be considered a qualified corporation under the new U.S. tax legislation. Accordingly, dividends paid by us to individual U.S. holders on shares held for the minimum holding period may be eligible for a reduced income tax rate. Under the new U.S. tax legislation, the reduced tax rate for qualified dividends is scheduled to expire on December 31, 2008, unless further extended by Congress. Each prospective holder should consult its own tax advisor regarding the implications of the new U.S. tax legislation.

        The gross amount of any distribution paid in foreign currency will be included in the gross income of a U.S. holder in an amount equal to the U.S. dollar value of the foreign currency calculated by reference to the exchange rate in effect on the date received by the U.S. holder, regardless of whether the foreign currency is converted into U.S. dollars. If the foreign currency is converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend. If the foreign currency received as a dividend is not converted into U.S. dollars on the date of receipt, a U.S. holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency will be treated as ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

        A U.S. holder that elects application of the old treaty, that is a United States resident for the purposes of the old treaty and that receives a dividend on our ordinary shares and/or ADRs generally is entitled to receive a payment from the U.K. Inland Revenue equal to the amount of the tax credit that a U.K. individual would be eligible to receive with respect to an identical dividend, the Tax Credit Amount, subject to a reduction for U.K. withholding taxes of up to a maximum of 15% of the sum of the dividend and tax credit amount, or the U.K. withholding tax. As of April 6, 1999, the Tax Credit Amount is equal to one-ninth of the cash dividend paid on our ordinary shares and/or ADRs and the U.K. Withholding Tax will exactly equal the Tax Credit Amount. As a result, and because of the U.K. Withholding Tax, U.S. holders will not receive any net payment under the old treaty.

        If the old treaty applies, a U.S. holder that receives a dividend on our ordinary shares and/or ADRs may elect to include the Tax Credit Amount as an additional distribution by filing an election on IRS Form 8833 with the U.S. holder's U.S. federal income tax return for the relevant year. If a U.S. Holder makes the election, the U.S. holder will be subject to U.S. taxation on the sum of the dividend and the Tax Credit Amount. A U.S. holder will also, in such a case, be treated as paying U.K. Withholding Tax equal to the Tax Credit Amount that, subject to generally applicable limitations, is eligible for credit against such U.S. Holder's U.S. federal income tax liability or, at the U.S. holder's election, may be deducted in computing taxable income. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a U.S. holder's expected economic profit, after non-U.S. taxes, is insubstantial.

        The new treaty does not provide for payment of the Tax Credit Amount. Therefore, if a U.S. holder that receives a dividend on our ordinary shares and/or ADRs does not elect to apply the old treaty, the U.S. holder would need to calculate the foreign tax credit it may be entitled to receive with respect to any foreign withholding taxes paid on such dividend under the Code and the accompany Treasury regulations. See "—United Kingdom Taxation—Taxation of Dividends" below for treatment of withholding taxes with respect to dividends on our ordinary shares and/or ADRs. Subject to certain conditions and limitations, foreign country income tax withheld on dividends may be deducted from taxable income or credited against a U.S. holder's U.S. federal income tax liability. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a U.S. holder's expected economic profit, after non-U.S. taxes, is insubstantial.

        For purposes of calculating the foreign tax credit, dividends paid on our ordinary shares and/or ADRs will be treated as income from sources outside the United States and will generally constitute "passive income" or, in the case of certain U.S. holders, "financial services income." In certain circumstances, a U.S. holder that (i) has held ordinary shares or ADRs for less than a specified minimum period during which it is not protected from risk of loss or (ii) is obligated to make payments related to the dividends, will not be allowed a foreign tax credit for U.K. withholding taxes imposed on dividends paid on our ordinary shares or ADRs, as the case may be. Under the new U.S. tax legislation, the amount of the qualified dividend income paid by us to a U.S. holder that is subject to the reduced dividend income tax rate and that is taken into account for the purposes of calculating the U.S. holder's U.S. foreign tax credit limitation must be reduced by the "rate differential portion" of such dividend (which, assuming a U.S. holder in the highest income tax bracket, would generally require a reduction of the dividend amount by approximately 57.14%). Each prospective holder should consult its own tax advisor regarding the implication of the new U.S. tax legislation on the calculation of U.S. foreign tax credits.

        Subject to the discussion under "—Backup withholding and information reporting", a Non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on dividends received on our ordinary shares and/or ADRs unless that income is effectively connected with the conduct by that Non-U.S. holder of a trade or business within the United States.

        However, as discussed in the "Risk Factors" section above, we do not expect to pay a dividend in the foreseeable future.

Sale or other disposition of Marconi Corporation Shares and/or ADRs

        Subject to the discussion "Taxation—Passive Foreign Investment Company considerations", a U.S. holder will generally recognize a gain or loss for U.S. federal income tax purposes upon the sale or exchange of our ordinary shares and/or ADRs in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or exchange and the U.S. holder's tax basis in those ordinary shares or ADRs, as the case may be. That gain or loss will be a capital gain or loss and will be long-term capital gain (taxable at a reduced rate for individuals, trusts or estates) if our ordinary shares or ADRs, as appropriate, were held for more than one year. A further reduced tax rate may apply to capital gain on our ordinary shares and/or ADRs held by individual holders for more than five years. Any such gain or loss would generally be treated as from sources within the United States. The deductibility of capital losses is subject to significant limitations.

        To the extent U.S. holders receive our ordinary shares and/or ADRs pursuant to our restructuring, any gain arising from the sale or other disposition of our ordinary shares and/or ADRs may be characterized as ordinary income to the extent of any accrued market discount attributable to those ordinary shares and/or ADRs. Prospective holders should consult their own tax advisors regarding the applicability of the market discount rules under the Code to each of their own individual circumstances and the U.S. federal income tax consequences relating to the sale or other disposition of our ordinary shares and/or ADRs with accrued market discount.

        A U.S. holder that receives foreign currency on the sale or other disposition of our ordinary shares and/or ADRs will realize an amount equal to the U.S. dollar value of the foreign currency on the date of sale (or in the case of cash basis and electing accrual basis taxpayers, the U.S. dollar value of the foreign currency on settlement date). If a U.S. holder receives foreign currency upon a sale or exchange of our ordinary shares and/or ADRs, gain or loss, if any, recognized on the subsequent sale, conversion or disposition of that foreign currency will be ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. However, if such foreign currency is converted into U.S. dollars on the date received by the U.S. holder, a cash basis or electing accrual U.S. holder should not recognize any gain or loss on such conversion.

        When a U.S. holder's basis in the common shares includes any amount recognized under the passive foreign investment company rules (described below) and the U.S. holder recognizes a loss on the transaction with respect to such amounts that exceeds certain specified thresholds, the U.S. holder may be required to specifically disclose certain information with respect to the transaction on its tax return under recently issued tax disclosure regulations. U.S. holders should consult their own tax advisors as to the applicability of these disclosure regulations.

        Subject to the discussion under "Taxation—Backup withholding and information reporting", a Non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of our ordinary shares and/or ADRs unless: (a) that gain is effectively connected with the conduct by that Non-U.S. holder of a trade or business in the United States, (b) in the case of any gain realized by an individual Non-U.S. holder, that holder is present in the United States for 183 days or more in the taxable year of the sale or exchange and certain other conditions are met, or (c) the Non-U.S. holder is subject to tax pursuant to provisions of the Code applicable to certain expatriates.

Redemption of Marconi Corporation Shares and/or ADRs

        Subject to the discussion "—Passive Foreign Investment Company considerations", our redemption of our ordinary shares and/or ADRs will be treated as a sale of our redeemed ordinary shares or ADRs, as the case may be, by the U.S. holder (which is taxable as described under "Taxation—Sale or other disposition of Marconi Corporation Shares and/or ADRs") or in certain circumstances, as a distribution to the U.S. holder (which is taxable as described under "Taxation—Distributions").

Passive Foreign Investment Company considerations

        A corporation organized outside the United States generally will be classified as passive foreign investment company, or a PFIC, for U.S. federal income tax purposes in any taxable year in which either: (a) at least 75% of its gross income is "passive income", or (b) on average at least 50% of the gross value of its assets is attributable to assets that produce "passive income" or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. In determining whether it is a PFIC a foreign corporation is required to take into account a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest.

        We believe that we are not, and do not expect to become, a PFIC, for U.S. federal income tax purposes. However, because this is a factual determination made annually at the end of the taxable year, there can be no assurance that we will not be considered a PFIC for any future taxable year. If we were a PFIC in any year, special, possibly materially adverse, consequences would, as discussed below, result for U.S. holders.

        If we are a PFIC in any year during which a U.S. holder owns our ordinary shares and/or ADRs the U.S. holder will be subject to additional taxes on any excess distributions received from us and any gain realized from the sale or other disposition of our ordinary shares and/or ADRs (whether or not we continue to be a PFIC). A U.S. holder has an excess distribution to the extent that distributions on our ordinary shares and/or ADRs during a taxable year exceed 125% of the average amount received during the three preceding taxable years (or, if shorter, the U.S. holder's holding period). To compute the tax on the excess distributions or any gain, (a) the excess distribution or the gain is allocated ratably over the U.S. holder's holding period, (b) the amount allocated to the current taxable year and any year before we became a PFIC is taxed as ordinary income in the current year, and (c) the amount allocated to other taxable years is taxed at the highest applicable marginal rate in effect for each year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year.

        Some of the rules with respect to distributions and dispositions described above may be avoided if a U.S. holder makes a valid "mark-to-market" election (in which case, subject to certain limitations, the U.S. holder would essentially be required to take into account the difference, if any, between the fair market value and the adjusted tax basis of our ordinary shares or ADRs, as the case may be, at the end of a taxable year as ordinary income (or, subject to certain limitations, ordinary loss), in calculating its income for such year). In addition, gains from an actual sale or other disposition of our ordinary shares or ADRs will be treated as ordinary income, and any losses will be treated as ordinary losses to the extent of any "mark-to-market" gains for prior years. A "mark-to-market" election is only available to U.S. holders in any tax year that the PFIC stock is considered "regularly traded" on a "qualified exchange" within the meaning of applicable U.S. Treasury regulations. PFIC stock is "regularly traded" if, among other requirements, it is traded on at least 15 days during each calendar quarter. The London Stock Exchange will constitute a qualified exchange for this purpose. Prospective holders should consult their own tax advisers as to whether our ordinary shares and/or ADRs would qualify for the mark-to-market election and whether such election is advisable.

        The foregoing rules with respect to distributions and dispositions may be avoided if a U.S. holder is eligible for and timely makes a valid "QEF election" (in which case the U.S. holder would be required to include in income on a current basis its pro rata share of our ordinary income and net capital gains). In order to be able to make the QEF election, we would be required to provide a U.S. holder with certain information. We may decide not to provide the required information

        Each U.S. holder of our ordinary shares and/or ADRs must make an annual return on IRS Form 8621, reporting distributions received and gains realized with respect to each PFIC in which it holds a direct or indirect interest.

        Prospective holders are urged to consult their own tax advisors regarding whether an investment in our ordinary shares or ADRs will be treated as an investment in PFIC stock and the consequences of an investment in a PFIC.

Backup withholding and information reporting

        Backup withholding and information reporting requirements may apply to certain payments to U.S. holders of dividends on our ordinary shares and/or ADRs and to the proceeds of a sale or redemption of our warrants, ordinary shares or ADRs. We, our agent, a broker, or any paying agent, as the case may be, may be required to withhold tax from any payment that is subject to backup withholding at a maximum rate of 28% of such payment if the U.S. holder fails (a) to furnish the U.S. holder's taxpayer identification number, (b) to certify that the U.S. holder is not subject to backup withholding or (c) to otherwise comply with the applicable requirements of the backup withholding rules. The backup withholding rate may be subject to change each year. Certain U.S. holders, including, among others, corporations, are not subject to the backup withholding and information reporting requirements. Non-U.S. holders who hold our warrants, ordinary shares or ADRs through a U.S. broker or agent or through the U.S. office of a non-U.S. broker or agent may be required to comply with applicable certification procedures to establish that they are not U.S. holders in order to avoid the application of such information reporting requirements and backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a holder generally may be claimed as a credit against such holder's U.S. federal income tax liability provided that the required information is furnished timely to the IRS.

        Prospective holders should consult their own tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining this exemption.

United Kingdom Taxation

        The following generally applies to U.S. shareholders.

        The following summary describes certain U.K. tax consequences for certain holders of our ordinary shares, warrants and/or ADRs. It applies only to persons who are "U.S. shareholders" as that term is defined below. It is intended to apply only to U.S. shareholders who are the beneficial owners of our ordinary shares, warrants and/or ADRs, and who hold them as investments. It may not apply to certain classes of holders, such as dealers in securities.

        This summary is based on current U.K. law and U.K. Inland Revenue practice at the date hereof. However, references to a "permanent establishment" are included on the assumption that the Finance Bill 2003 will be enacted in its current form.

        This summary is not intended to be comprehensive, and prospective holders of our ordinary shares, ADRs and warrants are recommended to consult their professional advisers to determine their tax position.

U.S. Shareholders

        For the purposes of this summary, you will be a "U.S. shareholder" if you are:

  •
  the beneficial owner of the shares, ADRs or warrants and of any dividends paid with respect to the shares or ADRs;

  •
  an individual resident of the U.S., a U.S. corporation, or a partnership, estate or trust to the extent your income is subject to taxation in the U.S. in your hands or in the hands of your partners or beneficiaries; and

  •
  not also a resident of the U.K. for U.K. tax purposes or carrying on a business in the U.K. through a permanent establishment.

U.K./U.S. double tax treaty

        On July 24, 2001, the governments of the U.S. and the U.K. agreed the terms of a new double tax treaty (the "new treaty"), which was amended by a protocol agreed on July 19, 2002 and which came into force on March 31, 2003. The new treaty replaces the previous double tax treaty agreed between the U.S. and the U.K. (the "old treaty"). In general, U.S. shareholders will be entitled to the benefits of the new treaty, subject to various limitations. However, the provisions of the old treaty may still be relevant for some U.S. shareholders. If you are in any doubt as to whether you are entitled to benefits under either the new treaty or the old treaty, you should consult your own tax advisers.

Taxation of dividends

        Under current U.K. taxation legislation, no tax is required to be withheld at source from cash dividends paid on our ordinary shares and/or ADRs.

        A U.S. shareholder that elects application of the old treaty, that is a U.S. resident for the purposes of the old treaty and that receives a dividend on our ordinary shares and/or ADRs is, in principle, entitled to receive a payment from the U.K. Inland Revenue equal to the amount of the tax credit which is usually available to U.K. residents, less a withholding tax levied on that payment. The tax credit is one ninth of the amount of the dividend, that is, 10% of the aggregate of the dividend and the tax credit. However, in practice, U.S. shareholders will not receive any payment from the U.K. Inland Revenue in respect of the tax credit because the old treaty provides for a U.K. withholding tax greater than the amount of the U.K. tax credit. The withholding tax, however, is treated as fully satisfied by the amount withheld from the tax credit.

        Under the new treaty, U.S. shareholders will not be entitled to receive any payment from the U.K. Inland Revenue in respect of any tax credit on dividends paid on our ordinary shares and/or ADRs.

Taxation of capital gains

        A U.S. shareholder who is not resident, and in the case of an individual also not ordinarily resident, in the U.K. for U.K. tax purposes will not be liable for U.K. taxation on capital gains realized on the disposal of his or her shares, warrants or ADRs unless at the time of the disposal:

  •
  the U.S. shareholder carries on a trade, profession or vocation in the U.K. through a branch, agency or, for companies with accounting periods beginning on or after January 1, 2003, permanent establishment; and

  •
  the shares, warrants or ADRs are or have been used, held or acquired for the purposes of the trade, profession, vocation, branch, agency or, for companies with accounting periods beginning on or after January 1, 2003, permanent establishment.

        A U.S. shareholder who is an individual and who has ceased to be resident or ordinarily resident for tax purposes in the U.K. on or after March 17, 1998 and continues not to be resident or ordinarily resident in the U.K. for a period of less than five years of assessment and who disposes of his shares, warrants or ADRs during that period will also be liable on his return to the U.K. to U.K. tax on capital gains, subject to any available exemption or relief, even though he or she is not resident or ordinarily resident in the U.K. at the time of the disposal. There are special rules for individuals who leave the U.K. part way through a year of assessment.

U.K. stamp duty and stamp duty reserve tax (SDRT)

        U.K. stamp duty or SDRT is payable upon the transfer or issue of shares to, or to a nominee or agent of, a person whose business is or includes issuing depositary receipts or providing clearance services. For this purpose, the current rate of stamp duty and SDRT is 1.5%, rounded up, in the case of stamp duty, to the nearest £5. The rate is applied, in each case, to the amount or value of the consideration or, in some circumstances, to the value of the shares.

        Provided that the instrument of transfer is not executed in the U.K. and remains at all subsequent times outside the U.K., no U.K. stamp duty will be payable on the transfer of ADRs. An agreement to transfer ADRs will not give rise to a liability to SDRT.

        The purchase of shares, as opposed to ADRs, may give rise to a charge to U.K. stamp duty or SDRT at the rate of 0.5%, rounded up, in the case of stamp duty, to the nearest £5. The rate is applied to the price payable for the shares at the time of the transfer or agreement to transfer. SDRT is generally the liability of the purchaser who usually pays U.K. stamp duty.

        The U.K. Inland Revenue has confirmed that no charge to stamp duty or SDRT will arise in relation to the issue of our warrants.

        Warrants held in uncertificated form will be held through CREST (the U.K. electronic settlement service). Under the CREST system for paperless transfers, deposits of warrants into CREST will generally not be subject to stamp duty or SDRT unless such a transfer is made for a consideration in money or money's worth, in which case a liability to SDRT will arise, usually at the rate of 0.5% of the value of the consideration given. Paperless transfers of warrants within CREST are generally liable to SDRT, rather than stamp duty, at the rate of 0.5% of the amount or value of the consideration payable. CREST is obliged to collect SDRT from the purchaser of the warrants on relevant transactions settled within the system.

        The conveyance or transfer of warrants outside CREST may give rise to a charge to U.K. stamp duty or SDRT at the rate of 0.5% of the amount or value of the consideration given.

VALIDITY OF SECURITIES

        The validity of the ordinary shares offered hereby has been passed upon for us by Allen & Overy, One New Change, London EC4M 9QQ.

EXPERTS

        The consolidated financial statements incorporated by reference to the Marconi Corporation plc Annual Report on Form 10-K for the year ended March 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

        We are organized under the laws of England and Wales. Most of our directors, executive officers and certain of the experts named in this prospectus are residents outside the United States. A substantial portion of our assets and those of such directors, officers and experts are located outside the United States. As a result, it may be difficult for you:

  •
  to effect service of process within the United States upon us or such persons;

  •
  to enforce outside the U.S. judgments obtained against such persons in U.S. courts; or

  •
  to enforce in the U.S. courts judgments obtained against such persons in courts to jurisdictions located outside the United States;

in each case in any action, including actions predicated upon the civil liability provisions of U.S. securities laws.

        In addition, it may be difficult for you to enforce, in original actions brought in courts in jurisdictions located outside the United States, rights predicated upon the U.S. securities laws.

        We have designated Patricia Hoffman of Marconi Inc., 333 Pierce Road, Suite 378, Itasca, Illinois, 60143, U.S.A. (telephone: (630) 285-5303, as our agent for service of process in the United States with respect to the ordinary shares.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8. Indemnification of Directors and Officers

        Every director or other officer, excluding an auditor, of Marconi Corporation plc shall be indemnified out of the assets of the Company against any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favor, or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part, or in which he is acquitted or in connection with any application in which relief is granted to him by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company.

Item 9. Exhibits

Exhibit Number	Description
3.1*	Memorandum and Articles of Incorporation of Marconi Corporation Plc.
4.1**	Deposit Agreement dated as of March 31, 2003 between Marconi Corporation plc and The Bank of New York, as depositary, and owners and beneficial holders of American Depositary Receipts
4.2**	American Depositary Receipt of Marconi Corporation plc (included in Exhibit 4.1)
5.1***	Opinion of Allen & Overy LLP, as to the validity of the ordinary shares
23.1***	Consent of Allen & Overy, LLP (included in Exhibit 5.1)
23.2	Consent of Independent Registered Public Accounting Firm—Deloitte & Touche LLP
24.1***	Powers of Attorney

*
Incorporated by reference to the Annual Report on Form 10-K (File No. 333-12430) filed with the SEC on June 14, 2004.

**
Incorporated by reference to the Annual Report on Form 20-F (File No. 333-12430) filed with the SEC on June 27, 2003.

***
Previously filed.

Item 10. Undertakings

  (a)
  The undersigned registrant hereby undertakes:

  (1)
  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

  (A)
  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

      (B)
      To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

      (C)
      To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

        provided, however, that paragraphs (1)(A) and (1)(B) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

    (2)
    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3)
    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (4)
    To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this subparagraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of Regulation S-X if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

    (5)
    That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, if applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (b)
  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant, Marconi Corporation Plc, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in London, England on August 10, 2004.

MARCONI CORPORATION PLC
By:	/s/ MICHAEL PARTON
Name:	Michael Parton
Title:	Director and Chief Executive Officer

        Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

* John Francis Devaney	Chairman of the Board of Directors	August 10, 2004

/s/ MICHAEL PARTON Michael William John Parton	Director and Chief Executive Officer (Principal Executive Officer)	August 10, 2004

/s/ PAVITER BINNING Paviter Singh Binning	Director and Chief Financial Officer (Principal Financial Officer)	August 10, 2004

/s/ CHRISTOPHER HOLDEN Christopher Charles Holden	Group Financial Controller (Principal Accounting Officer)	August 10, 2004

* Michael Kent Atkinson	Director	August 10, 2004

* Michael John Donovan	Director and Authorized Representative in the United States	August 10, 2004

* Kathleen Ruth Flaherty	Director	August 10, 2004

* Peter Charles Fletcher Hickson	Director	August 10, 2004

* Werner Karl Koepf	Director	August 10, 2004

* Douglas Francis McWilliams	Director	August 10, 2004
*By:	/s/ M. PARTON
Name:	Michael Parton
Title:	Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description
3.1*	Memorandum and Articles of Incorporation of Marconi Corporation Plc.
4.1**	Deposit Agreement dated as of March 31, 2003 between Marconi Corporation plc and The Bank of New York, as depositary, and owners and beneficial holders of American Depositary Receipts
4.2**	American Depositary Receipt of Marconi Corporation plc (included in Exhibit 4.1)
5.1***	Opinion of Allen & Overy LLP, as to the validity of the ordinary shares
23.1***	Consent of Allen & Overy, LLP (included in Exhibit 5.1)
23.2	Consent of Independent Registered Public Accounting Firm—Deloitte & Touche LLP
24.1***	Powers of Attorney

*
Incorporated by reference to the Annual Report on Form 10-K (File No. 333-12430) filed with the SEC on June 14, 2004.

**
Incorporated by reference to the Annual Report on Form 20-F (File No. 333-12430) filed with the SEC on June 27, 2003.

***
Previously filed.

QuickLinks

MARCONI CORPORATION plc Up to 9.9 million ordinary shares issuable upon exercise of the warrants described below
CONTENTS
RISK FACTORS
PRESENTATION OF FINANCIAL AND OTHER INFORMATION
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
WHERE YOU CAN FIND MORE INFORMATION ABOUT US
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
THE COMPANY
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DESCRIPTION OF SHARE CAPITAL
DESCRIPTION OF WARRANTS
PLAN OF DISTRIBUTION
MARKET INFORMATION
TAXATION
VALIDITY OF SECURITIES
EXPERTS
SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX